Brookfield

2024

# Brookfield Corporation

Q2 2024

INTERIM REPORT

INTERIM REPORT Q2 2024

	Three Months Ended		Six Months Ended
(UNAUDITED) FOR THE PERIODS ENDED JUN. 30	2024	2023	2024	2023
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Revenues	$23,050	$23,668	$45,957	$46,965
Net income (loss)	(285)	1,512	234	1,936
Net income attributable to shareholders	43	81	145	201
Distributable earnings before realizations[1]	1,113	1,013	2,114	1,958
Distributable earnings[1]	2,127	1,187	3,343	2,344
PER SHARE
Net income	$0.00	$0.03	$0.04	$0.08
Distributable earnings before realizations[1]	0.71	0.64	1.34	1.23
Distributable earnings[1]	1.35	0.75	2.11	1.47
Dividends[2]	0.08	0.07	0.16	0.14
(UNAUDITED) AS AT JUN. 30, 2024 AND DEC. 31, 2023
			2024	2023
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Consolidated results
Balance sheet assets			$497,314	$490,095
Equity			167,564	168,242
Common equity			41,232	41,674
Diluted number of common shares outstanding			1,597	1,615
Market trading price – NYSE			$41.54	$40.12
1.See definition in the MD&A Glossary of Terms beginning on page 58 for definitions of non-IFRS performance measures.
2.See Corporate Dividends on page 29.

Q2 2024 Interim Report    1

2    BROOKFIELD CORPORATION

BROOKFIELD AT A GLANCE
We are a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have one of the largest pools of discretionary capital globally, which is deployed across our three core businesses—Asset Management, Wealth Solutions, and our Operating Businesses. Through our core businesses, we invest in real assets that form the backbone of the global economy to deliver strong risk-adjusted returns to our stakeholders. Over the long term, we are focused on delivering 15%+ annualized returns to shareholders.
With a 100+ year heritage as an owner and operator of real assets, we have a proven track record of deploying capital to build market leading businesses that generate attractive long-term total returns. The cash flows generated from our businesses are generally underpinned by stable, inflation-linked, largely contracted, and growing revenue streams with high cash margins. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. We leverage our global presence, the synergies of our businesses and large-scale, flexible capital to achieve strong returns across market cycles.
As a proven value investor, we remain focused on allocating the distributions we receive from our businesses to enhance value for our shareholders. We will continue to deploy the substantial free cash flows we receive towards supporting the growth of our three businesses, new strategic opportunities, and share buybacks. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities.
Our scale, stability, and diversification create a differentiated business model, positioning us well as a partner of choice for the global buildout of infrastructure, the transition to a sustainable energy future, and take-private opportunities. We expect the flexibility of our capital and reputation as a good partner to create a significant proprietary pipeline of opportunities.
Sound sustainability principles are integral to building resilient businesses and creating long term value for our investors and other stakeholders. As a result, we embed these principles into all our activities—including our investment process—and conduct our business in a sustainable and ethical manner. An emphasis on diversity and inclusion reinforces our culture of collaboration. It strengthens our ability to develop our people and maintain an engaged workforce focused on serving as a trusted partner and first-choice provider of investment solutions.

HOW WE INVEST
•The Brookfield Ecosystem We invest where we can bring our competitive advantages to bear, leveraging our global presence and reputation, the synergies of our business, and access to large-scale, flexible capital.
•Long-Life, High-Quality Assets and Businesses We invest in a global and diverse portfolio of high-quality assets and businesses that generate stable, inflation-linked, largely contracted and growing revenue streams, and high cash margins.
•Proven Capital Allocator We are a value investor with a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our deep investment and operational expertise.
•Disciplined Financing Approach We take a conservative approach to the use of leverage, ensuring that we can preserve capital across business cycles.
•Sustainability We are committed to ensuring that the businesses we invest in are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.

“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” is comprised of ownership interests in our Asset Management, Wealth Solutions and Operating Businesses. Our Asset Management business includes Brookfield Asset Management ULC (“BAM”) and our direct investments into and alongside private funds managed by BAM. Our Wealth Solutions business is via our equity accounted investment in Brookfield Reinsurance Ltd., a separate issuer. Our “Operating Businesses” include Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate issuers included within our Renewable Power and Transition, Infrastructure and Private Equity segments, respectively, and issuers in the Brookfield Property Group, which are included in our Real Estate segment. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to the transition funds, infrastructure funds, private equity funds, real estate funds, and credit funds of our Asset Management business. Our other businesses include our corporate activities. Please refer to the Glossary of Terms beginning on page 58 which defines our key performance measures that we use to measure our business.
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LETTER TO SHAREHOLDERS
OVERVIEW
Our financial results in the second quarter were strong. Each of our businesses continued to execute on their strategic plans and delivered growth in cash earnings. We expect this momentum to continue for the balance of the year and beyond, supported by the tailwinds benefiting many of our businesses. We completed $800 million of share buybacks to date this year and will continue to allocate capital to share repurchases to further enhance the value of each remaining share.
Leveraging our global presence and access to large-scale capital, we completed several important transactions and financings to date. During the quarter, we agreed to acquire a majority stake of Neoen, a leading global renewables platform located in Europe and Australia. We also successfully financed approximately $75 billion of debt and realized $15 billion from monetizations across a number of assets globally to date in 2024.
Central banks have made steady progress towards a better balance of solid growth and modest inflation. Short-term interest rates have begun to decline in certain major economies, amidst declining price pressures and the normalization of very tight labor markets. Growth is moving towards trend rates in major economies and will be underpinned by the further reductions in short-term interest rates that are expected over the next year. Although equity markets have been more volatile in recent weeks, risk appetite in the capital markets remains strong. Given this backdrop, liquidity continues to return to the private markets, positioning us well to execute on the robust pipeline of growth opportunities, monetize mature assets and deliver strong returns.
OUR OPERATING RESULTS WERE STRONG
Financial Results
During the quarter, we generated strong cash flows across the business, supported by good underlying performance. Distributable earnings (“DE”) before realizations were $1.1 billion or $0.71 per share in the quarter and $4.4 billion or $2.77 per share for the last twelve months. These quarterly earnings represent an increase of 11% on a per share basis over the prior year. DE in total was $2.1 billion for the quarter, up 80% from the prior year, as transaction activity continues to pick up.
Assets under management in our asset management business are now at approximately $1 trillion. This reflects the dedication and talent of our over 2,400 investment and asset management professionals and nearly a quarter-million operating employees around the world, and is a testament to our commitment to serving our clients and delivering attractive, consistent risk-adjusted returns over the long term.
Asset Management – Our asset management business generated distributable earnings of $636 million in the quarter and $2.5 billion over the last twelve months, as fundraising continues to build across our diversified fund offerings. Fee-bearing capital at quarter end was $514 billion, an increase of 17% over the last twelve months. As a result, annualized fee-related earnings grew by 11% compared to the prior year quarter. We expect fundraising to ramp up in the second half of the year with closes anticipated for our latest flagship transition, opportunistic real estate, and opportunistic credit funds, which should result in further earnings growth. We are currently in the market with our Catalytic Transition Fund that has an anchor commitment from ALTÉRRA, targeting to raise up to $5 billion to invest in the energy transition in emerging markets. This fund will complement our existing transition fund strategy, capturing the increased demand for clean energy and transition investments.
Wealth Solutions – Our wealth solutions business generated distributable operating earnings of $292 million in the quarter and $1 billion over the last twelve months, benefiting from the reallocation of cash to investments and strong investment performance. We closed the acquisition of American Equity Life (“AEL”), and our combined platform originated $3.5 billion of annuity sales during the quarter, increasing our insurance assets to over $110 billion. Through our broadening investment origination platform, we were able to generate an average investment portfolio yield on our existing insurance assets of 5.8%, approximately 2% higher than our average cost of capital. Inclusive of AEL, the average earnings spread was 1.7% in the quarter. As we rotate the AEL investment
4    BROOKFIELD CORPORATION

portfolio into higher yielding assets, we continue to see a path to growing our annualized earnings from $1.4 billion to $2 billion. Through our combined wealth solutions platforms, we are raising close to $2 billion of retail capital per month, which now includes approximately $400 million a month from retail products for high net worth clients.
Operating Businesses – Our operating businesses continue to deliver resilient and growing cash flows, generating distributable earnings of $371 million in the quarter and $1.5 billion over the last twelve months. Cash distributions from our renewable power and transition, infrastructure and private equity businesses are underpinned by their high-quality earnings. Our core real estate portfolio continues to achieve strong performance with 3% growth in same-store net operating income over the last twelve months. During the quarter, we signed nearly 5 million square feet of office and retail leases, and rents on newly signed leases in our office assets increased by 23% compared to those leases expiring. In our renewable power and transition business, we diversified into a number of high-growth renewables markets. We signed an agreement to acquire a majority stake in Neoen at an equity value of $6.7 billion and will shortly launch a tender offer for the rest. Neoen is a leading global renewables platform with best-in-class management and is located in strategic markets, specifically in Australia, France and the Nordics. Backed by our expertise and reputation as the largest provider of renewable power and data centers, our combined 230+ gigawatts is by far the largest operating and development pipeline supporting the AI revolution taking hold.
Monetizations – We advanced or completed a number of monetizations at strong investment returns, benefiting from the global diversity of our portfolio. In our real estate portfolio, we agreed to sell a luxury hotel at our landmark mixed-use complex in Seoul, South Korea at attractive returns, demonstrating the strong and enduring demand for best-in-class real estate around the world. We also agreed to sell an office asset in Washington, DC and a U.S. manufactured housing portfolio. In our renewable power and transition business, we progressed several sales processes and expect to generate record proceeds in 2024. In our private equity business, we closed the sale of an aggregates production operation in Canada and a road fuels operation across North America and Europe. At the end of the quarter, accumulated unrealized carried interest was $10.7 billion, representing a 13% increase over the last twelve months. We recognized $234 million of net realized carried interest into income to date this year, and we expect to realize additional carried interest through the end of the year.
Balance Sheet and Liquidity
Our conservative balance sheet and strong liquidity position continue to differentiate our franchise. We have a large perpetual capital base and approximately $150 billion of deployable capital at quarter end. This includes $62 billion of cash and liquid assets at the Corporation, our affiliates, and our wealth solutions business. Given this access to large-scale capital, we are well positioned to capitalize on attractive growth opportunities.
The continued improvement in the capital markets this year has led to strong demand for new issuances, resulting in attractive pricing. To date this year, we have executed on approximately $75 billion of financings and taken advantage of the narrowing credit spreads across the group, with a few recent notable examples:
•Issuance of $650 million of 10-year and 30-year bonds at the Corporation, tightening credit spreads by 55 bps and 10 bps, respectively, relative to the most recent comparable issuances.
•Completion of C$300 million of 10-year bonds and C$100 million of 30-year bonds at Brookfield Renewable Partners, successfully compressing the credit spreads by an average of 65 bps, as well as closing approximately $160 million of 60-year subordinated notes at Brookfield Infrastructure Partners. These financings demonstrate the very strong interest in businesses aligned with global secular trends.
•Execution of a $2 billion refinancing of our landmark mixed-use complex in South Korea and a £680 million refinancing for our U.K. hospitality portfolio.
•Refinanced an approximately $800 million New York office loan, with a new five-year loan at a spread of 225 bps, a strong signal of the significantly improved financing markets for real estate.
•In addition, the repricing of approximately $11 billion of financings across 6 portfolio companies, reducing the credit spreads by 55 bps on average.
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During the quarter, we reinvested our excess cash flow back into our business and returned $408 million to shareholders through regular dividends and share repurchases. To date this year, we repurchased over $800 million of shares in the open market and, based on our plan values we show you quarterly, added approximately 55 cents of value to each remaining share. We expect to continue to allocate capital to share repurchases over the rest of 2024.
INVESTMENT PERFORMANCE IS THE LIFEBLOOD OF AN INVESTMENT FIRM
The growth and success of our business is underpinned by consistently generating strong investment returns over the long term. This has enabled us to compound our own capital, build a large perpetual capital base, and establish ourselves as one of the leading global alternative asset managers.
The growth plans we have for all of our businesses—our asset manager, our wealth solutions platform, and our operating businesses—are all predicated on our proven ability to be good investors. What has made us successful over the last many decades will continue to drive our success for decades to come.
Our investment philosophy has been and continues to be built on the following key principles:
•Acquire high-quality assets and businesses.
•Invest on a value basis, with the goal of growing cash flows and compounding capital.
•Enhance the value of investments through our operating expertise.
•Build sustainable cash flows to provide certainty, reduce risk, and lower our cost of capital.
For over 100 years, we have applied these principles while investing our own capital. Over the last 25 years, we used those skills to build one of the largest global asset managers, with approximately $1 trillion in assets under management and over 2,300 clients. These same principles apply as we now grow our wealth solutions platform. After three years, the returns we have generated at ~20%, give us the confidence to further scale the platform, with assets currently exceeding $110 billion and heading towards $250 billion.
Within our asset management business, we have a very strong investment track record across our business groups, with virtually all our funds having met or exceeded their long-term return targets since inception, as evidenced in the chart below that summarizes the returns of our flagship funds.

AS AT JUNE 30, 2024	Compound Returns (IRR)
Fund[1]	Gross	Net
Private Equity	27%	21%
Real Estate	21%	17%
Infrastructure/Renewable Power	15%	12%
Opportunistic Credit	22%	16%
Most importantly, our strong investment performance enables our clients—pension funds, governments and others—to meet their financial objectives and build long-term wealth for their stakeholders. For our asset management operation, it has the effect of further deepening client relationships, often leading to larger successor funds and broader client interest in our product offerings. For our own invested capital, it results in gains which have enabled us to compound our balance sheet capital at 20%± for the past 30 years. Lastly, it leads to the realization of carried interest (our share of the profits we deliver for our clients), which can be reinvested back into the business or returned to shareholders.
Our ability to innovate and evolve in line with both the investment landscape and our clients’ needs also distinguishes our business. The diversity of our product offerings and the asset classes we invest in is consistent with our key principles and has evolved along with the evolution of the backbone of the global economy. This has enabled us to have a truly differentiated platform from which to continue compounding capital and delivering strong returns on a per share basis to our shareholders over the long term.
6    BROOKFIELD CORPORATION

SHARE REPURCHASES
As important as investing well is the allocation of the capital that is generated in a business. Sometimes this goes to expansion, sometimes to debt repayment, and where a business is undervalued, to share repurchases. Since the start of this year, we repurchased over $800 million of shares of the Corporation in the open market. We acquired these shares at an average Price of $40 per share and, as a result, reduced the number of shares outstanding by approximately 20 million. This represented over 1% of the shares of the company and, while that does not sound like much, this added very meaningfully to the Value of our company.
The Value of our business based on our estimates is currently $84 per share, and this Value does not take into account the franchise we have, which generates transactions year in and year out by allocating capital effectively. For example, it does not take into account any Value for new businesses we are building, or the option we have to repurchase further shares at a discount to their intrinsic value, thereby adding further Value to each share.
Stepping back, the act of repurchasing shares is often misunderstood by investors, and even some management teams. It is not, as some think, a method to “boost the share price.” In fact, one should hope to make these purchases at a lower price as repurchases made at lower prices incrementally and very meaningfully add Value to the remaining shares outstanding.
In simple terms, we acquired 20 million shares this year, and the Value of those shares was $1.68 billion. Due to market trading conditions, we were able to acquire them for $800 million. This means that the selling shareholders left behind $880 million of excess Value. Said another way, for the ability to get liquidity of $800 million, the selling shareholders turned over $1.68 billion of Value to the remaining shareholders, reallocating $880 million of Value to the remaining shareholders. Even on this relatively modest amount of share repurchases, this added approximately $0.55 to each remaining share of the company. That is a lot of Value added for not a lot of work.
Share repurchases at too high a price can equally destroy enormous Value in a business, as the above calculation can work in reverse. This is why ensuring management is aware of the Value of their company and is completing share repurchases for the right reason is extremely important. Of course, also important is ensuring that at all times cash remains available to take advantage of opportunities to allocate capital to growing the business.
We intend to continue to allocate capital to share repurchases when the share price is meaningfully below our estimated Value, as these repurchases will be highly productive for the remaining shareholders. Of course, from time to time we have significant demands on our capital, so we are always prudent in terms of when and how we make these purchases. However, rest assured we will continue to allocate a portion of our available cash in this manner to enhance the underlying value of the business for each share you own.
THE AI REVOLUTION IS INCREASINGLY A RENEWABLE POWER STORY
The foundation for the revolution going on with increasing computing capacity and AI comes down to four things: renewable power, data centers, design and fabrication of chips, and computing capacity. Each of these forms part of the backbone of this AI revolution, and we are fortunate to be at the center of most of these. Combined, we have by far the largest development pipeline of anyone globally.
The next 20 years will be an unprecedented period for electricity build-out. The electrification of industrial capacity, automobiles, heating for houses, and other uses is driving unprecedented growth in the demand for electricity. On top of that, the world is adding data centers for AI and cloud computing at a stunning pace.
To put this in perspective, the global installed capacity for electricity is approximately 8,000 gigawatts. To meet expected demand, this installed capacity will need to expand to more than 20,000 gigawatts in the next 20 years. In addition, nearly half of what exists today will need to be retired, as it is very carbon-intensive. Said differently, we need to more than double the current capacity (which was largely built over the past 50 years) while also replacing approximately 50% of what we have. Nothing like this has ever been attempted, but it is essential in order to reach the world’s net-zero goals and drive the AI revolution.
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The increase in demand for power to run data centers used in computing capacity for AI is only starting to be understood and is largely excluded in the above calculations. The computing capacity required for algorithms to advance medical discovery and industrial productivity is large. The amount needed to power computing capacity to train robotics towards intelligence nearer to humans is vast. But, when we reach that goal, productivity advances in many businesses will be very significant.
As the largest builder of renewables and data centers in the world—with over 230 gigawatts of projects owned or in various stages of development—this is very exciting for us. But given the above demands, our scale must increase dramatically to meet the needs of our customers. In this regard, we have acquired more than ten renewable operating and development platforms and three data center businesses over the past few years to scale up our capabilities. There are several factors, however, that must evolve at the same time to grow even larger. We need better regulatory permitting; chips and servers must be designed to consume less power; greater amounts of transmission infrastructure must be built; further advances in batteries for storage of power must be made; and more capital from our global clients to drive these investments must be invested.
Our recent agreement with Microsoft was a landmark deal in corporate power contracting. At over 10.5 gigawatts, it is nearly eight times larger than any other deal ever signed. But, for perspective, this is just 10.5 of the more than 16,000 gigawatts required in the next 20 years. This is a $10 billion plus deal, which indicates the scale of the total capital required to meet power demand and decarbonize—hundreds of trillions.
Ultimately, we believe the above will not be accomplished without nuclear capacity coming back in a major way, as it is the only baseload carbon-free power at scale that exists with current proven technologies. And, while it is possible there could be a scale breakthrough on fusion or something else, we do not believe it can be commercialized in the next 15 years.
We are therefore highly focused on advancing micro and small-sized nuclear batteries (5 megawatts to 300 megawatts) through our Westinghouse business for delivery later this decade, and the success of this effort may solve the final push to carbon-free power into the second leg of the global net-zero plan. Our micro and small-sized units are the most advanced of any, with our small-sized units based on the same technology as our AP1000 large-plant technology, which is safely in operation globally. As a result, we have an enormous head start and are working hard to achieve commercialization of these units. This will be the real game changer when we get there.
PLANNING FOR THE FUTURE TAKES EFFORT
Long-term planning of people is one of the most important factors marking the difference between good and great companies. The great companies have succession planning embedded in their culture, which means it becomes an integral part of the business. At Brookfield, we have had a longstanding goal of generational succession planning, and it is therefore an important part of our culture. This has many facets to it, but generally means that:
•We largely promote from within.
•We operate as a Partnership, and while the CEO may be the most senior Partner, there is a group of long-standing Partners who rank somewhat equal in standing and compensation.
•The CEO has the final say in the Partnership but leads through respect, and not the power of the position.
•We expect senior Partners to promote younger Partners into stretch roles. This leads to opportunities for new Partners to emerge and ensures the introduction of fresh ideas—both of which are vital for consistent long-term success.
•Lastly, we as Partners are all meaningful investors in the business and therefore always consider, first and foremost, what is best for the advancement of the business over the day-to-day politics or our specific roles.
I have had the good fortune of having been the CEO of Brookfield for 22 years so far. I was identified as the next CEO in 1999 and assumed the role in 2002. Over time, I also assumed the most senior Partner role from the previous generation, who for the most part continue to assist Brookfield in some capacity and who retain large investments in the business.
8    BROOKFIELD CORPORATION

Since my appointment in 2002, a small group of new senior Partners have assumed new responsibilities and led the organization with me. Over time, as the business expanded, we also continually promoted new Partners to our ranks. This has led not only to continuity but also to fresh ideas, new perspectives, and all the energy the younger Partners possess.
In 2019, a next-generation review and planning process was undertaken with senior Partners and Brookfield’s Board members, looking ahead to the next 20 years. This process culminated in 2023 with a new group of younger Partners being identified to assume more senior roles over the coming years.
Connor Teskey was identified as the next CEO of Brookfield Asset Management at that time—and this change will happen when we feel the time is right for all our stakeholders. In addition to Connor’s many exceptional skills and talents, he has the advantage of being 36 years old today, which gives him the opportunity to lead the organization for 20 plus years through the next phase of our growth. Anuj Ranjan, Sachin Shah, Nick Goodman and others have also been assigned very senior “CEO” roles across Brookfield and will continue to have crucial responsibilities as the organization evolves further over time.
The other longstanding senior Partners of mine remain integrally involved with Brookfield’s day-to-day decisions; naturally, over time, they will hand over many of their day-to-day responsibilities as they turn them over to their successors. From that time on, they will focus on business development and strategic initiatives for Brookfield.
With respect to me, I have never been so enthused about the prospects for our business as I am now. I intend to help the team out in any way I can and stay fully invested in Brookfield. However, at the right time for clients, investors, our business partners, and our own people, I will hand over the Brookfield Asset Management CEO role to Connor, while assisting him with clients and business relationships and remaining the CEO of Brookfield Corporation.
CLOSING
We remain committed to investing capital for you in high-quality assets that earn solid cash returns on equity, while emphasizing downside protection for the capital employed. The primary objective of the company continues to be generating increased cash flows on a per-share basis and, as a result, higher intrinsic value per share over the longer term.
We look forward to seeing you on September 10th in Manhattan at our Investor Day. If you cannot attend in person, our presentation will be webcast live on our website, and also available for replay.
Thank you for your interest in Brookfield, and please do not hesitate to contact any of us should you have suggestions, questions, comments, or ideas you wish to share.
Sincerely,
Bruce Flatt
Chief Executive Officer
August 8, 2024

1.Reflects performance of flagship funds and similar strategies.

Note: In addition to the disclosures set forth in the cautionary statements included elsewhere in this Report, there are other important disclosures that must be read in conjunction with, and that have been incorporated in, this letter as posted on our website at https://bn.brookfield.com/reports-filings.
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MANAGEMENT’S
DISCUSSION AND ANALYSIS

ORGANIZATION OF MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Renewable Power and Transition	41
Overview	13	Infrastructure	43
PART 2 – REVIEW OF CONSOLIDATED		Private Equity	45
FINANCIAL RESULTS		Real Estate	47
Overview	16	Corporate Activities	48
Income Statement Analysis	17	PART 4 – CAPITALIZATION AND LIQUIDITY
Balance Sheet Analysis	24	Capitalization	49
Foreign Currency Translation	28	Liquidity	53
Corporate Dividends	29	Review of Consolidated Statement of Cash Flows	55
Summary of Quarterly Results	30	PART 5 – ACCOUNTING POLICIES AND INTERNAL
PART 3 – OPERATING SEGMENT RESULTS		CONTROLS
Basis of Presentation	32	Accounting Policies, Estimates and Judgments	56
Summary of Results by Operating Segment	33	Management Representations and Internal
Asset Management	35	Controls	57
Wealth Solutions	40	GLOSSARY OF TERMS	58
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” is comprised of ownership interests in our Asset Management, Wealth Solutions and Operating Businesses. Our Asset Management business includes Brookfield Asset Management ULC (“BAM”) and our direct investments into and alongside private funds managed by BAM. Our Wealth Solutions business is via our equity accounted investment in Brookfield Reinsurance Ltd., a separate issuer. Our “Operating Businesses” include Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate issuers included within our Renewable Power and Transition, Infrastructure and Private Equity segments, respectively, and issuers in the Brookfield Property Group, which are included in our Real Estate segment. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to the transition funds, infrastructure funds, private equity funds, real estate funds, and credit funds of our Asset Management business. Our other businesses include our corporate activities.
Please refer to the Glossary of Terms beginning on page 58 which defines our key performance measures that we use to measure our business.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedarplus.ca and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov/edgar.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Information contained in or otherwise accessible through the websites mentioned throughout this report does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference. Any other reports of the company referred to herein are not incorporated by reference unless explicitly stated otherwise.
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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield Corporation, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which in turn are based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield Corporation are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this Report include statements referring to future results, performance, achievements, prospects or opportunities of Brookfield Corporation or the Canadian, U.S. or international markets, the impact of current market or economic conditions on our businesses, the future state of the economy or the securities market, the anticipated allocation and deployment of our capital, our liquidity and ability to access and raise capital, our fundraising targets, our target growth objectives, our target carried interest, the impact of acquisitions and dispositions on our business, including the AEL and Castlelake acquisitions, and the agreement with Microsoft.
Although Brookfield Corporation believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including Asset Management, Wealth Solutions, Renewable Power and Transition, Infrastructure, Private Equity, Real Estate and Corporate Activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this Report and such other date specified herein. Except as required by law, Brookfield Corporation undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.
Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of appropriate opportunities or otherwise).
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Target returns and growth objectives set forth in this Report are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield Corporation in relation to the investment strategies being pursued, any of which may prove to be incorrect. There can be no assurance that targeted returns or growth objectives will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield Corporation’s control, the actual performance of the business could differ materially from the target returns and growth objectives set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns and growth objectives. No assurance, representation or warranty is made by any person that the target returns or growth objectives will be achieved, and undue reliance should not be put on them.
Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Corporation believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Corporation makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.
CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We use these measures in managing the business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this Report. Please refer to our Glossary of Terms beginning on page 58 for all non-IFRS measures.
12    BROOKFIELD CORPORATION

PART 1
OUR BUSINESS AND STRATEGY
OVERVIEW
We are a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have one of the largest pools of discretionary capital globally, which is deployed across our three core businesses—Asset Management, Wealth Solutions, and our Operating Businesses. Through our core businesses, we invest in real assets that form the backbone of the global economy to deliver strong risk-adjusted returns to our stakeholders. Over the long term, we are focused on delivering 15%+ annualized returns to shareholders.
With a 100+ year heritage as an owner and operator of real assets, we have a proven track record of deploying capital to build market leading businesses that generate attractive long-term total returns. The cash flows generated from our businesses are generally underpinned by stable, inflation-linked, largely contracted, and growing revenue streams with high cash margins. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. We leverage our global presence, the synergies of our businesses and large-scale, flexible capital to achieve strong returns across market cycles.
As a proven value investor, we remain focused on allocating the distributions we receive from our businesses to enhance value for our shareholders. We will continue to deploy the substantial free cash flows we receive towards supporting the growth of our three businesses, new strategic opportunities, and share buybacks. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities.
Our scale, stability, and diversification create a differentiated business model, positioning us well as a partner of choice for the global buildout of infrastructure, the transition to a sustainable energy future, and take-private opportunities. We expect the flexibility of our capital and reputation as a good partner to create a significant proprietary pipeline of opportunities.
Sound sustainability principles are integral to building resilient businesses and creating long term value for our investors and other stakeholders. As a result, we embed these principles into all our activities—including our investment process—and conduct our business in a sustainable and ethical manner. An emphasis on diversity and inclusion reinforces our culture of collaboration. It strengthens our ability to develop our people and maintain an engaged workforce focused on serving as a trusted partner and first-choice provider of investment solutions.
✓    Investment Focus
    We invest in a global and diverse portfolio of high-quality assets and businesses that are predominantly long-term or perpetual in nature and have the following attributes:
•stable, largely contracted or inflation-linked, and growing revenues
•ability to drive outsized financial returns through operational excellence
•highly cash-generative
•high barriers to entry with a market leading position
•offer continuous deployment opportunities
✓    Focused Investment Strategies
    We invest where we can bring our competitive advantages to bear, leveraging our global presence, deep operating expertise, and large-scale, flexible capital to achieve strong returns across market cycles.
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✓    Proven Capital Allocator
    We are a value investor with a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our deep investment and operational expertise.
✓    Disciplined Financing Approach
    We take a conservative approach to the use of leverage, ensuring that we can preserve capital across business cycles. Underlying investments are typically funded at investment-grade levels on a standalone and non-recourse basis, providing us with a stable capitalization. Only 6% of the total leverage1 reported in our consolidated financial statements has recourse to the Corporation.
✓    Sustainability
We are committed to ensuring that the businesses we invest in are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.
We calculate the value of Brookfield Corporation as the capital we have in our three core businesses—Asset Management, Wealth Solutions, and Operating Businesses. Our financial returns are represented by capital appreciation and distributions from our businesses. The primary performance measure that we use to evaluate the performance of our business is distributable earnings (“DE”)1.
ASSET MANAGEMENT
Our Asset Management business is a leading global alternative asset manager, with approximately $1 trillion of assets under management (“AUM”)1 as at June 30, 2024 across renewable power and transition, infrastructure, private equity, real estate and credit. The business invests client capital for the long term with a focus on real assets and essential service businesses that form the backbone of the global economy. The business draws on our heritage as an owner and operator to invest for value and generate strong returns for clients, across economic cycles. Our clients include some of the world’s largest institutional investors, including sovereign wealth funds, pension plans, endowments, foundations, financial institutions, insurance companies, and individual investors.
Within each investment vertical, our business manages capital in a variety of products that broadly fall into one of three categories: i) long-term private funds, ii) perpetual strategies and iii) liquid strategies1. Products within these three strategies have similar base management fee1 and carried interest1 or performance fee1 drivers.
Our capital in this business is via our 73% ownership interest in Brookfield Asset Management ULC (“BAM”)1 for which we receive quarterly distributions, our carried interest, as well as our direct investments into and alongside private funds managed by BAM. Our direct investments are primarily comprised of capital invested in flagship real estate private funds which own high-quality assets and portfolios with operational upside (“LP Investments”) across logistics, multifamily, hospitality, office, retail, triple net lease, self-storage, student housing and the manufactured housing sectors. We also invest directly in certain private equity and credit funds.
WEALTH SOLUTIONS
Our Wealth Solutions business, via our equity accounted investment in Brookfield Reinsurance Ltd. (“BNRE”)1, is a leading wealth solutions provider focused on securing the financial futures of individuals and institutions through a range of wealth protection products, retirement services and tailored capital solutions.
With the close of American Equity Life (“AEL”), insurance assets within our Wealth Solutions business grew to over $110 billion and annualized earnings are $1.4 billion. Spread earnings are expected to grow as we rotate the AEL investment portfolio into higher yielding assets over time.
Our Asset Management business acts as the investment manager of most of the assets of our Wealth Solutions business.

1.See definition in Glossary of Terms beginning on page 58.
14    BROOKFIELD CORPORATION

OPERATING BUSINESSES
We have $41.8 billion of capital on a blended basis in our Operating Businesses as a result of our history as an owner and operator of real assets. This capital generates attractive financial returns and provides important financial stability and flexibility to the Corporation.
Renewable Power and Transition, Infrastructure, and Private Equity
Our investments in Renewable Power and Transition, Infrastructure, and Private Equity serve as publicly listed permanent capital vehicles that also act as our primary vehicles for making commitments to the private funds of our asset management business, providing each with a strong pipeline for growth. Each of these businesses share key characteristics—highly diversified by sector and geography, generating stable and often inflation-linked revenue streams, high cash margins, market leading positions, high barriers to entry and opportunities to invest additional capital to enhance returns—all of which enable us to generate very attractive risk-adjusted returns on our capital.
Our Renewable Power and Transition business owns a diverse portfolio of high-quality assets across multiple continents and technologies including hydroelectric, wind, utility-scale solar, and distributed energy and sustainable solutions investments. Our capital in this business is primarily via our 46% ownership interest in Brookfield Renewable Partners (“BEP”)1 for which we receive quarterly distributions. We also enter into energy contracts, which are our contractual arrangements with BEP to purchase power generated by certain North American hydro assets at a fixed price that is then resold on a contracted or uncontracted basis.
Our Infrastructure business is one of the world’s largest infrastructure investors, which owns and operates assets across the utilities, transport, midstream and data sectors. Our capital in this business is via our 26% ownership interest in Brookfield Infrastructure Partners (“BIP”)1 for which we receive quarterly distributions.
Our Private Equity business is a leading global investor with a focus on owning and operating businesses that provide essential products and services in the business and industrial services sector. Our capital in this business is via our 66% ownership interest in Brookfield Business Partners (“BBU”)1 for which we receive quarterly distributions. The cash distributions reflect BBU’s policy of paying a modest distribution and reinvesting the majority of its FFO back into its businesses to further enhance value.
Real Estate
Our Real Estate business is a diversified global real estate business that owns and operates premier office, dominant retail, luxury urban retail and hotels, and multi & single family residential properties.
Our capital in this business is via our 100% ownership stake in Brookfield Property Group (“BPG”)1, which today consists of an irreplaceable portfolio of premier properties in global gateway cities (“core”), and a portfolio designed to maximize returns through a development or buy-fix-sell strategy (“transitional and development”), including our capital invested in our North American residential business.
Refer to Parts 2 and 3 of this MD&A for more information on our operations and performance.

1.See definition in Glossary of Terms beginning on page 58.
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PART 2
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Starting on page 55 of our 2023 annual report, we provide an overview of our fair value accounting process and why we believe it provides useful information for investors about our performance. We also provide an overview of our application of the control-based model under IFRS used to determine whether or not an investment should be consolidated. Our fair value accounting process and application of the control-based model under IFRS in the period were consistent with those referenced in our 2023 annual report.
OVERVIEW
In the current quarter, net income attributable to common shareholders was supported by strong fundraising momentum and capital deployment in our Asset Management business, recent acquisitions and strong investment performance in our Wealth Solutions business, and the stable and resilient cash flows of our Operating Businesses.
Net income attributable to common shareholders was $43 million for the quarter, with a consolidated net loss of $285 million.
The $1.8 billion decrease in net income over the prior year quarter was primarily attributable to:
•same-store1 growth, primarily from inflation-linked revenues and organic growth initiatives in our Infrastructure segment, increased demand for higher margin advanced batteries at our advanced energy storage operation in our Private Equity segment, as well as lease commencements and higher market rents in our core portfolio within our Real Estate segment;
•contributions from acquisitions, net of dispositions, over the last twelve months, mostly in our Infrastructure segment; and
•an increase in equity accounted income of $424 million primarily due to contributions from the growth in our Wealth Solutions business and increases in the value of certain U.S. retail assets in our core portfolio within our Real Estate segment; more than offset by
•a decrease in other income and gains of $1.2 billion primarily due to higher disposition gains across our segments in the prior period;
•a decrease in fair value changes of $815 million primarily due to increased debt amortization costs in our Infrastructure segment, as well as the absence of fair value uplifts in our U.S. logistics portfolio within our LP investments and gains on commodity contracts in our infrastructure segment realized in the prior year quarter;
•higher depreciation and amortization expense primarily as a result of recently completed acquisitions in our Infrastructure and Renewable Power and Transition segments; and
•an increase in interest expense of $412 million, of which $131 million related to asset-level upfinancings, $27 million related to higher rates on corporate borrowings, and $275 million was due to higher rates on variable rate debt obligations, partially offset by the impact of dispositions of $21 million.
Our consolidated balance sheet increased as a result of assets acquired, net of liabilities. Further increases relate to capital commissioned into rate base primarily within our Infrastructure segment. These increases were partially offset by the impact of foreign currency translation within our Private Equity and Infrastructure segments.

1.See definition in Glossary of Terms beginning on page 58.
16    BROOKFIELD CORPORATION

INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for the three and six months ended June 30, 2024 and 2023:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Three Months Ended			Six Months Ended
	2024	2023	Change	2024	2023	Change
Revenues	$23,050	$23,668	$(618)	$45,957	$46,965	$(1,008)
Direct costs[1]	(19,152)	(19,906)	754	(38,198)	(39,726)	1,528
Other income and gains	244	1,483	(1,239)	484	1,864	(1,380)
Equity accounted income	825	401	424	1,511	830	681
Expenses
Interest
Corporate borrowings	(181)	(154)	(27)	(354)	(290)	(64)
Non-recourse borrowings	(3,995)	(3,610)	(385)	(7,950)	(7,087)	(863)
Corporate costs	(19)	(23)	4	(36)	(37)	1
Fair value changes	(753)	62	(815)	(595)	100	(695)
Income tax expense	(304)	(409)	105	(585)	(683)	98
Net income (loss)	(285)	1,512	(1,797)	234	1,936	(1,702)
Non-controlling interests	328	(1,431)	1,759	(89)	(1,735)	1,646
Net income attributable to shareholders	$43	$81	$(38)	$145	$201	$(56)
Net income per share	$0.00	$0.03	$(0.03)	$0.04	$0.08	$(0.04)
1.Direct costs include $2.4 billion and $4.9 billion of depreciation and amortization expense for the three and six months ended June 30, 2024 (2023 – $2.2 billion and $4.4 billion).
Three Months Ended June 30
Revenues for the quarter were $23.1 billion, a decrease of $618 million or 3% compared to the prior year quarter, primarily due to:
•higher revenue from lease commencements and higher rents at certain core properties within our Real Estate segment;
•increased contributions from our Infrastructure segment due to organic growth as a result of inflation indexation and increases to rate base, and from our Renewable Power and Transition segment due to commissioning of recent development projects; and
•strong same-store results from our Private Equity segment due to increased demand for higher margin advanced batteries at our advanced energy storage operation; more than offset by
•the absence of contributions from net dispositions during the last twelve months, primarily within our Private Equity segment.
The impact on revenues and net income from recent acquisitions and dispositions can be found on page 19.
Direct costs of $19.2 billion decreased by $754 million, primarily due to:
•the impact of the deconsolidation of our nuclear technology services operation and technology services operation, and lower inventory costs at our road fuels operation, all within our Private Equity segment; partially offset by
•increased costs due to inflation and organic growth within our Infrastructure segment; and
•higher direct costs related to recent acquisitions primarily in our Renewable Power and Transition and Infrastructure segments.
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Other income and gains decreased by $1.2 billion from the prior year quarter mainly due to higher disposition gains across our segments in the prior period, including a gain on disposition of our New Zealand data distribution business within our Infrastructure segment.
Equity accounted income increased by $424 million primarily due to contributions from the growth in our Wealth Solutions business and our share of increases in the value of certain U.S. retail assets in our core portfolio within our Real Estate segment, partially offset by transaction related expenses in our Wealth Solutions business.
Interest expense of $4.2 billion, of which $4.0 billion relates to non-recourse financing, increased by $412 million compared to the prior year quarter primarily due to incremental borrowings associated with acquisitions and refinancings primarily in our Infrastructure and Renewable Power and Transition segments, as well as higher interest rates on floating rate debt, partially offset by the impact of dispositions in our Private Equity segment.
We recorded fair value decreases of $753 million compared to gains of $62 million in the prior year quarter. Valuation increases due to higher cashflows at certain U.S. retail assets in our core portfolio within our Real Estate segment were more than offset by transaction and restructuring related expenses in our Private Equity segment, debt amortization costs at our global intermodal container logistics operation within our Infrastructure segment, and marginally lower valuations at certain U.S. office assets. Prior period gains were mainly the result of fair value uplifts in our U.S. logistics portfolio within our LP investments and gains on commodity contracts in our Infrastructure segment. Refer to page 20 for a discussion on fair value changes.
We recorded income tax expense of $304 million for the quarter compared to $409 million in the prior year quarter mainly due to lower valuation gains compared to the prior year quarter.
Six Months Ended June 30
Revenues and direct costs for the six month period of 2024 decreased by $1.0 billion and 1.5 billion, respectively, compared to the same period in 2023 as organic growth at our Infrastructure and Renewable Power and Transition segments, as well as increased demand for higher margin advanced batteries at our advanced energy storage operation within our Private Equity segment were more than offset by the absence of contributions from net dispositions during the last twelve months, primarily within our Private Equity segment.
Other income and gains for the six month period of 2024 were $484 million compared to 1.9 billion in the prior year period. The decrease primarily related to higher disposition gains across our segments in the prior period, including a gain on disposition of our New Zealand data distribution business within our Infrastructure segment.
Equity accounted income for the six month period of 2024 increased by $681 million compared to the prior year period primarily due to contributions from the growth in our Wealth Solutions business, as well as our share of increases in the value of certain investment properties.
Interest expense for the six month period of 2024 was $8.3 billion compared to $7.4 billion in the prior year period. The increase primarily related to incremental non-recourse borrowings associated with acquisitions and refinancings primarily in our Infrastructure and Renewable Power and Transition segments, and higher interest rates on floating rate debt.
We recorded fair value decreases of $595 million for the six month period of 2024, compared to a gain of $100 million reported in the prior year period, primarily due to:
•a bargain purchase gain in our Infrastructure segment; and
•valuation increases at certain U.S. retail assets in our core portfolio within our Real Estate segment as a result of updated leasing assumptions; more than offset by
•mark-to-market changes on the non-controlling interests’ share of India REIT valuation gains within our LP investments; and
•increased debt amortization costs at our global intermodal container logistics operation within our Infrastructure segment.
18    BROOKFIELD CORPORATION

The prior period gains were mainly the result of valuation increases across our portfolio of investment properties within our Real Estate LP investments, partially offset by transaction and restructuring related expenses on acquired assets across our segments.
SIGNIFICANT ACQUISITIONS AND DISPOSITIONS
We have summarized below the impact of recent significant acquisitions and dispositions on our results for the three and six months ended June 30, 2024:

	Three Months Ended				Six Months Ended
	Acquisitions		Dispositions		Acquisitions		Dispositions
FOR THE PERIODS ENDED JUN. 30, 2024 (MILLIONS)	Revenue	Net Income (Loss)	Revenue	Net Income (Loss)	Revenue	Net Income (Loss)	Revenue	Net Income (Loss)
Renewable Power and Transition	$212	$(28)	$—	$(4)	$442	$(48)	$(9)	$(7)
Infrastructure	642	131	(63)	(30)	1,310	308	(100)	(48)
Private Equity	34	—	(1,599)	67	44	1	(3,273)	73
Real Estate and Other	12	11	(27)	(10)	45	48	(70)	14
	$900	$114	$(1,689)	$23	$1,841	$309	$(3,452)	$32
ACQUISITIONS
Recent acquisitions contributed incremental revenues of $900 million and net income of $114 million in the current quarter.
Renewable Power and Transition
Within our Renewable Power and Transition segment, recent acquisitions contributed to incremental revenues of $212 million and a net loss of $28 million. These contributions were primarily due to the acquisitions of a U.S. renewable portfolio in the fourth quarter of 2023, as well as the acquisition of an Indian renewable development platform in the second quarter of 2023.
Infrastructure
Recent acquisitions contributed incremental revenues of $642 million and net income of $131 million. These contributions were primarily from the acquisitions of our global intermodal container logistics operation in the third quarter of 2023 and our North American retail colocation data center business in the first quarter of 2024.
DISPOSITIONS
Recent asset sales reduced revenues by $1.7 billion and increased net income by $23 million during the current quarter. The transactions that most significantly impacted our results were the dispositions in the fourth quarter of 2023 of our North American retail gas station assets within our Private Equity segment and our nuclear technology services operation, which is now presented as an equity accounted investment based on our continued ownership interest through our Renewable Power and Transition segment.
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FAIR VALUE CHANGES
The following table disaggregates fair value changes into major components to facilitate analysis:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2024	2023	Change	2024	2023	Change
Investment properties	$(224)	$224	$(448)	$(137)	$778	$(915)
Transaction related expenses, net of income	(137)	(88)	(49)	291	(422)	713
Financial contracts	81	144	(63)	138	227	(89)
Impairment and provisions	(77)	(73)	(4)	(150)	(132)	(18)
Other fair value changes	(396)	(145)	(251)	(737)	(351)	(386)
Total fair value changes	$(753)	$62	$(815)	$(595)	$100	$(695)
INVESTMENT PROPERTIES
Investment properties are recorded at fair value with changes recorded in net income. We present the investment properties based on our strategy to maintain an irreplaceable portfolio of premier properties in global gateway cities (“core”), maximize returns through a development or buy-fix-sell strategy (“transitional and development”), or recycle capital from the private funds of our Asset Management business (“LP investments”).
The table below disaggregates investment property fair value changes by asset type:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2024	2023	Change	2024	2023	Change
Real Estate – Core	$54	$(5)	$59	$140	$(6)	$146
Real Estate – Transitional and Development	(246)	(235)	(11)	(443)	(474)	31
Asset Management Direct Investments – Real Estate LP Investments	(31)	461	(492)	163	1,260	(1,097)
Other investment properties	(1)	3	(4)	3	(2)	5
	$(224)	$224	$(448)	$(137)	$778	$(915)
We discuss the key valuation inputs of our investment properties beginning on page 56.
Core
Valuation gains of $54 million and $140 million for the three and six months ended June 30, 2024 were primarily due to higher cashflows at certain U.S. retail assets as a result of updated leasing assumptions.
Transitional and Development
Valuation decreases at certain U.S. office assets ($246 million on a $22.5 billion portfolio) were primarily due to updated leasing assumptions.
Lower valuations of $235 million in the prior year quarter were mainly due to higher cashflows in our retail portfolio, more than offset by discount rate and capitalization rate expansion at certain U.S. and Australian office assets due to updated market assumptions and external valuations.
For the first six months ended June 30, 2024, valuation decreases of $443 million are primarily related to lower valuations at certain U.S. and Australian office assets as a result of updated leasing assumptions.
20    BROOKFIELD CORPORATION

Real Estate LP Investments
Valuation decreases of $31 million primarily relate to:
•higher valuations in our India office and REIT portfolios due to higher occupancy rates; and
•fair value uplifts in our Australian senior living portfolio due to higher unit prices; more than offset by
•valuation decreases at certain U.S. office and retail assets due to updated leasing assumptions and discount rate expansion.
In the prior year quarter, valuation increases of $461 million primarily relate to fair value uplifts in our U.S. logistics portfolio due to favourable market rent assumptions, as well as higher valuations in our Australian senior living portfolio due to unit price uplifts, partially offset by lower valuations at certain U.S. multifamily assets due to capitalization rate expansion.
Valuation increases of $163 million for the six months ended June 30, 2024 are primarily driven by higher valuations in our India office and REIT portfolios due to higher occupancy rates and fair value uplifts in our Shanghai mixed-use and Brazil office portfolios due to updated market assumptions. These increases were partially offset by lower valuations at certain U.S. office assets due to updated leasing assumptions.
Transaction Related Expenses, Net of Income
Transaction related expenses, net of income, totaled $137 million for the quarter. This is primarily due to transaction and restructuring costs on acquisitions, net of dispositions within our Private Equity segment and dispositions within our Real Estate segment.
The prior year quarter transaction related expenses, net of income, of $88 million was mostly due to transaction, restructuring, and severance costs on acquired assets within our Private Equity segment, partially offset by gains associated with the dispositions of certain properties within our Real Estate segment.
Increases of $291 million for the six months ended June 30, 2024 are due to a bargain purchase gain on the acquisition of our North American retail colocation data center business within our Infrastructure segment, partially offset by transaction and restructuring costs on acquisitions, net of dispositions, within our Private Equity segment and dispositions within our Real Estate segment.
Financial Contracts
Financial contracts include mark-to-market gains and losses related to foreign currency, interest rate and pricing exposures that are not designated as hedges.
Financial contracts drove a $81 million increase in fair value changes for the quarter, mostly attributable to mark-to-market gains on tax equity liabilities within our Renewable Power and Transition segment, partially offset by mark-to-market decreases on financial asset investments within our Real Estate segment.
The increase of $144 million in the prior year quarter was primarily attributable to gains on commodity contracts in our Infrastructure segment and mark-to-market gains on interest rate caps in our Real Estate segment.
Financial contracts resulted in a $138 million increase for the six months ended June 30, 2024, mostly attributable to mark-to-market gains on tax equity liabilities, energy derivatives and power contracts within our Renewable Power and Transition segment.
Impairment and Provisions
Impairment and provisions expense of $77 million in the quarter related to lower valuation of our Brazil biomass asset upon reclassification to held for sale within our Renewable Power and Transition segment.
Impairment and provisions expense was $73 million in the prior year quarter related to the impairment of goodwill at our Australian port business within our Infrastructure segment.
Q2 2024 Interim Report    21

Impairment and provisions expense resulted in a $150 million decrease for the six months ended June 30, 2024 related to the impairment of our Brazil biomass asset within our Renewable Power and Transition segment and various one-time charges across segments.
Other Fair Value Changes
Other fair value decreases of $396 million in the quarter are primarily attributable to debt amortization costs at our global intermodal container logistics operation and U.S. semiconductor manufacturing facility within our Infrastructure segment, as well as mark-to-market changes on the non-controlling interests’ share of Australian senior living and India REIT valuation gains within our LP investments.
Other fair value decreases of $145 million in the prior year quarter were attributable to a one-time adjustment due to legislation changes at a regulated Spanish wind and solar asset within our Renewable Power and Transition business, partially offset by a gain recognized on the extinguishment of a liability at our healthcare services operations within our Private Equity segment.
Other fair value decreases of $737 million for the six months ended June 30, 2024 are primarily attributable to mark-to-market changes on the non-controlling interests' share of India REIT and Australian senior living valuation gains within our LP investments, as well as debt amortization costs at our global intermodal container logistics operation and U.S. semiconductor manufacturing facility within our Infrastructure segment.
22    BROOKFIELD CORPORATION

INCOME TAXES
We recorded an aggregate income tax expense of $304 million in the quarter (2023 – $409 million), including current tax expenses of $359 million (2023 – $560 million) and deferred tax recovery of $55 million (2023 – $151 million).
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our consolidated financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.
Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

	Six Months Ended
FOR THE PERIODS ENDED JUN. 30	2024	2023	Change
Statutory income tax rate	26%	26%	—%
(Reduction) increase in rate resulting from:
Portion of gains subject to different tax rates	(26)	(5)	(21)
Taxable income attributed to non-controlling interests	47	(4)	51
Recognition of deferred tax assets	(35)	(9)	(26)
Non-recognition of the benefit of current quarter tax losses	26	6	20
Non-deductible expenses	29	4	25
International operations subject to different tax rates	3	4	(1)
Other	1	4	(3)
Effective income tax rate	71%	26%	45%
The effective tax rate for the six months ended June 30, 2024 is 71% (2023 – 26%).
In the current year, we have realized gains on disposition that were subject to tax rates different from our statutory income tax rate. This contributed to a 26% reduction in our effective tax rate year-to-date.
Many of our operations are held in partially owned “flow-through” entities, such as partnerships where the tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings include losses attributable to non-controlling ownership interests in such entities, our consolidated tax provision includes only our proportionate share of the associated tax recovery. In other words, we are consolidating all of the income and losses in connection with these entities but only our share of the associated tax expense. This has increased our effective tax rate by 47% year-to-date.
In the current year, we have recorded a deferred tax recovery primarily in respect of previously unrecognized tax attributes in our advanced energy storage operations within our Private Equity segment and in our data centres business within our Infrastructure segment, which collectively reduced our effective tax rate by 35%.
Some of our operations generated tax losses in the period for which a tax benefit has not been recognized, and certain expenses incurred were not deductible for tax purposes resulting in an increase to the effective tax rate of 26% and 29%, respectively.
We operate in countries with different tax rates, most of which vary from our domestic statutory rate, and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates increased our effective tax rate by 3% year-to-date. The difference will vary from period to period depending on the relative proportion of income or loss earned in each country.
Q2 2024 Interim Report    23

BALANCE SHEET ANALYSIS
The following table summarizes the statements of financial position of the company as at June 30, 2024, and December 31, 2023:

AS AT JUN. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	2024	2023	Change
Assets
Property, plant and equipment	$146,128	$147,617	$(1,489)
Investment properties	127,235	124,152	3,083
Equity accounted investments	62,285	59,124	3,161
Cash and cash equivalents	11,249	11,222	27
Accounts receivable and other	28,965	28,512	453
Intangible assets	37,172	38,994	(1,822)
Goodwill	34,270	34,911	(641)
Other assets	50,010	45,563	4,447
Total assets	$497,314	$490,095	$7,219
Liabilities
Corporate borrowings	$14,823	$12,160	$2,663
Non-recourse borrowings of managed entities	227,693	221,550	6,143
Other non-current financial liabilities	29,831	29,624	207
Other liabilities	57,403	58,519	(1,116)
Equity
Preferred equity	4,103	4,103	—
Non-controlling interests	122,229	122,465	(236)
Common equity	41,232	41,674	(442)
Total equity	167,564	168,242	(678)
	$497,314	$490,095	$7,219
June 30, 2024 vs. December 31, 2023
Total assets increased by $7.2 billion from December 31, 2023 to $497.3 billion as at June 30, 2024. The increase is due to recently completed business combinations and asset acquisitions, net of dispositions, primarily in our Infrastructure and Real Estate segments. Increases in on our equity accounted investments, primarily related to acquisitions within our Wealth Solutions business and Infrastructure segment during the quarter also contributed to the increase in total assets. This was partially offset by amortization and depreciation of our asset base and the impacts of foreign currency translation since the beginning of the year.
PP&E decreased by $1.5 billion primarily as a result of:
•the unfavorable impact of foreign currency translation and other items of $3.5 billion due to appreciation of the U.S. dollar against most major currencies, primarily in our Renewable Power and Transition and Infrastructure segments;
•depreciation of $3.7 billion during the quarter; and
•dispositions and assets reclassified as held for sale of $2.4 billion; partially offset by
•acquisitions and additions of $8.0 billion, which includes the acquisition of a North American retail colocation data center business in our Infrastructure segment, as well as the investments in development projects within our Renewable Power and Transition segment.
We provide a continuity of PP&E in Note 10 of the consolidated financial statements.
24    BROOKFIELD CORPORATION

Investment properties predominantly consist of the company’s real estate assets. The balance as at June 30, 2024 increased by $3.1 billion from December 31, 2023, primarily due to:
•additions of $6.0 billion, driven by acquisitions of two multifamily asset portfolios in the U.S. and a Brazil logistics portfolio within our real estate LP investments included in our Asset Management segment; partially offset by
•the unfavorable impact of foreign currency translation and other items of $1.7 billion due to appreciation of the U.S. dollar against most major currencies; and
•asset sales and the reclassification of certain assets to held for sale of $1.1 billion, primarily related to the partial disposition of a core office building in the Middle East, as well as the transfer of certain U.S. office and retail assets and a Korean hospitality asset to held for sale.
We provide a continuity of investment properties in Note 9 of the consolidated financial statements.
Equity accounted investments increased by $3.2 billion in the current quarter to $62.3 billion, primarily due to:
•additions, net of disposals, of $3.3 billion; and
•our proportionate share of comprehensive income of $1.9 billion; partially offset by
•distributions received and returns of capital of $1.3 billion; and
•the unfavorable impact of foreign currency translation and other items of $738 million due to appreciation of the U.S. dollar against most major currencies.
We provide a continuity of equity accounted investments in Note 8 of the consolidated financial statements.
Cash and cash equivalents increased by $27 million. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows within Part 4 – Capitalization and Liquidity.
Our intangible assets decreased by $1.8 billion as the acquisition of a North American data center portfolio in our Infrastructure business was more than offset by the unfavorable impact of amortization and foreign currency translation within our Private Equity and Infrastructure segments.
The decrease of $641 million in our goodwill balance primarily relates to the unfavorable impact of foreign currency translation across our Infrastructure and Private Equity segments.
Other assets are comprised of inventory, deferred income tax assets, assets classified as held for sale and other financial assets. The increase of $4.4 billion is mainly a result of:
•an increase in other financial assets of $2.3 billion primarily related to proceeds from a recent refinancing at our U.S. semiconductor manufacturing facility within our Infrastructure segment;
•an increase in assets held for sale of $1.6 billion largely attributable to the classification to held for sale of certain U.S. office and retail assets and a Korean hospitality asset, as well as a Spanish and Portuguese wind portfolio asset within our Renewable Power and Transition segment; and
•an increase in inventory of $429 million driven by higher inventory volumes at our advanced energy storage operation within our Private Equity segment.
Corporate borrowings increased by $2.7 billion primarily from the issuance of a $750 million 30-year bond in March 2024, the issuance of $450 million of 10-year bonds and the re-opening of $200 million of 30-year bonds in June 2024, as well as commercial paper issuances throughout the last six months, partially offset by the repayment of maturing term notes.
Non-recourse borrowings of managed entities increased by $6.1 billion net of borrowings reclassified to held for sale, primarily due to recent acquisitions and upfinancings in our Infrastructure segment.
Q2 2024 Interim Report    25

Other non-current financial liabilities consist of our subsidiary equity obligations, non-current accounts payable and other long-term financial liabilities that are due after one year. The increase of $207 million was primarily due to an increase in subsidiary equity obligations at our Indian telecom towers operation within our Infrastructure segment, partially offset by a decrease in the non-current portion of accounts payable and other.
The decrease of $1.1 billion in other liabilities was primarily due to a decrease in the current portion of accounts payable and other.
EQUITY
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 – Capitalization and Liquidity.
COMMON EQUITY
The following table presents the major contributors to the period-over-period variances for common equity:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2024 (MILLIONS)
Common equity, beginning of period	$41,674
Changes in period
Net income attributable to shareholders	145
Other comprehensive loss	(68)
Common dividends	(248)
Preferred dividends	(84)
Repurchases, net of equity issuances	(715)
Ownership changes and other	528
(442)
Common equity, end of period	$41,232
Common equity decreased by $442 million to $41.2 billion in the six months ended June 30, 2024, primarily due to:
•net income attributable to common shareholders of $145 million; and
•ownership changes and other of $528 million, primarily related to a gain on the sale of a portion of our interest in BAM, which was contributed to our Wealth Solutions business to be used as a part of the consideration for the acquisition of AEL; more than offset by
•other comprehensive loss of $68 million, primarily due to foreign currency translation;
•distributions of $332 million to shareholders as common and preferred share dividends; and
•share repurchases, net of issuances, of $715 million, mainly related to the repurchase of over 19 million Class A Limited Voting Shares (“Class A shares”) during the six months ended June 30, 2024.
26    BROOKFIELD CORPORATION

NON-CONTROLLING INTERESTS
Non-controlling interests in our consolidated results primarily consist of third-party interests in BAM, BEP, BIP, BBU, BPG and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

AS AT JUN. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	2024	2023
Brookfield Asset Management	$2,326	$2,247
Brookfield Renewable	24,326	25,677
Brookfield Infrastructure	27,765	31,479
Brookfield Business Partners	14,968	15,241
Brookfield Property Group	35,806	35,314
Other participating interests	17,038	12,507
	$122,229	$122,465
Non-controlling interests decreased by $236 million during the six months ended June 30, 2024, primarily due to:
•equity issuances, net of distributions, of $1.4 billion; more than offset by
•comprehensive loss attributable to non-controlling interests, which totaled $1.5 billion; and
•ownership changes of $167 million.
Q2 2024 Interim Report    27

FOREIGN CURRENCY TRANSLATION
Approximately half of our capital is invested in non-U.S. dollar currencies and the cash flows generated from these businesses, as well as our equity, are subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT JUN. 30, 2024 AND DEC. 31, 2023 AND FOR THE PERIODS ENDED JUN. 30				Average Rate
	Period-End Spot Rate			Three Months Ended			Six Months Ended
	2024	2023	Change[1]	2024	2023	Change[1]	2024	2023	Change[1]
Australian dollar	0.6670	0.6812	(2%)	0.6591	0.6682	(1%)	0.6585	0.6759	(3%)
Brazilian real[2]	5.5586	4.8403	(13%)	5.2138	4.9480	(5%)	5.0821	5.0728	—%
British pound	1.2645	1.2731	(1%)	1.2622	1.2523	1%	1.2652	1.2339	3%
Canadian dollar	0.7311	0.7547	(3%)	0.7309	0.7448	(2%)	0.7364	0.7422	(1%)
Colombian peso[2]	4,153.1	3,854.9	(7%)	3,928.8	4,411.7	12%	3,924.2	4,584.3	17%
Euro	1.0713	1.1039	(3%)	1.0767	1.0888	(1%)	1.0813	1.0810	—%
1.Change represents appreciation/depreciation relative to the U.S. dollar.
2.Using Brazilian real and Colombian peso as the price currency.
Currency exchange rates relative to the U.S. dollar at the end of the current quarter were lower than December 31, 2023 for all of our significant non-U.S. dollar investments. As at June 30, 2024, our common equity of $41.2 billion was invested in the following currencies: U.S. dollars – 54% (December 31, 2023 – 52%), British pounds – 12% (December 31, 2023 – 12%), Australian dollars – 7% (December 31, 2023 - 6%), Canadian dollars – 7% (December 31, 2023 – 5%), Brazilian reais – 6% (December 31, 2023 – 7%), Euro – 5% (December 31, 2023 – 7%), and other currencies – 9% (December 31, 2023 – 11%).
The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. dollar currencies:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2024	2023	2024	2023
Australian dollar	$193	$(46)	$(165)	$(252)
Brazilian real	(1,086)	641	(1,557)	948
British pound	15	388	(92)	659
Canadian dollar	(80)	303	(358)	307
Colombian peso	(422)	519	(452)	706
Euro	(159)	85	(609)	333
Other	(134)	(204)	(378)	(107)
Total cumulative translation adjustments	(1,673)	1,686	(3,611)	2,594
Currency hedges[1]	602	(703)	1,360	(1,079)
Total cumulative translation adjustments net of currency hedges	$(1,071)	$983	$(2,251)	$1,515
Attributable to:
Shareholders	$(217)	$253	$(471)	$380
Non-controlling interests	(854)	730	(1,780)	1,135
	$(1,071)	$983	$(2,251)	$1,515
1.Includes deferred income tax expense of $30 million (2023 – recovery of $21 million) and $37 million (2023 – recovery of $25 million) for the three and six months ended June 30, 2024, respectively.
The foreign currency translation of our equity, net of currency hedges, decreased consolidated equity by $1.1 billion and $2.3 billion for the three and six months ended June 30, 2024, respectively. This was attributable to lower period-end rates across most currencies relative to the U.S. dollar.
We seek to hedge foreign currency exposure where the cost of doing so is reasonable. Due to the high historical costs associated with hedging the Brazilian real, Colombian peso and other emerging market currencies, hedge levels against those currencies were lower as at June 30, 2024.
28    BROOKFIELD CORPORATION

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the first six months of 2024, 2023 and 2022, are summarized in the following table.

	Distribution per Security
	2024	2023	2022
Class A and B1 Limited Voting Shares (“Class A and B shares”)[2]	$0.16	$0.14	$0.28
Class A Preferred Shares
Series 2	0.46	0.43	0.19
Series 4	0.46	0.43	0.19
Series 8[3]	—	—	0.27
Series 9[4]	—	—	0.27
Series 13	0.46	0.43	0.19
Series 15[5]	—	—	0.11
Series 17	0.44	0.44	0.47
Series 18	0.44	0.44	0.47
Series 24	0.30	0.30	0.32
Series 26[6]	0.35	0.36	0.36
Series 28[7]	0.42	0.43	0.27
Series 30[8]	0.56	0.56	0.46
Series 32[9]	0.62	0.47	0.50
Series 34[10]	0.49	0.41	0.44
Series 36	0.45	0.45	0.48
Series 37	0.45	0.45	0.48
Series 38	0.33	0.33	0.35
Series 40	0.37	0.37	0.40
Series 42	0.30	0.30	0.32
Series 44	0.46	0.46	0.49
Series 46[11]	0.50	0.50	0.50
Series 48[12]	0.57	0.58	0.47
Series 51[3]	0.58	0.54	—
Series 52[4]	0.22	0.22	—
1.Class B Limited Voting Shares (“Class B shares”).
2.Combined, the Corporation’s and Brookfield Asset Management Ltd.’s 2024 quarterly dividend would equate to $0.175 per Class A share held prior to the special distribution; representing a 17% increase compared to 2023, assuming that shareholders retained the Brookfield Asset Management Ltd. shares received upon completion of the special distribution in December 2022.
3.All Series 8 shares were converted to Series 51 shares as part of the special distribution of the asset management business in December 2022.
4.All Series 9 shares were converted to Series 52 shares as part of the special distribution of the asset management business in December 2022.
5.All Series 15 shares were fully redeemed and cancelled as at March 31, 2023.
6.Dividend rate reset commenced March 31, 2022.
7.Dividend rate reset commenced June 30, 2022.
8.Dividend rate reset commenced December 31, 2022.
9.Dividend rate reset commenced October 1, 2023.
10.Dividend rate reset commenced April 1, 2024.
11.Dividend rate reset commenced March 31, 2022.
12.Dividend rate reset commenced December 31, 2022.

Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.
Q2 2024 Interim Report    29

SUMMARY OF QUARTERLY RESULTS
The quarterly variances in revenues over the past two years are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of non-cash fair value changes and deferred tax provisions, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our Real Estate and Private Equity businesses. Other factors include the impact of foreign currency on non-U.S. revenues and net income attributable to non-controlling interests.
Our Real Estate business typically generates consistent same-store net operating income on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our Infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Revenues and direct costs in our Private Equity operations vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility may have a significant impact on a number of our businesses, in particular within our industrials portfolio. Within our infrastructure services, our work access services is subject to potential seasonal fluctuations in the demand for services. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our road fuels operation, will generate stronger performance in the second and third quarters. Net income is impacted by periodic gains and losses on acquisitions, monetization and impairments.
Our condensed statements of operations for the eight most recent quarters are as follows:

FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNT)	2024		2023				2022
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$23,050	$22,907	$24,518	$24,441	$23,668	$23,297	$24,213	$23,418
Net income (loss)	(285)	519	3,134	35	1,512	424	44	716
Net income (loss) to shareholders	43	102	699	230	81	120	(316)	423
Per share
– diluted	$0.00	$0.04	$0.42	$0.12	$0.03	$0.05	$(0.23)	$0.24
– basic	0.00	0.04	0.43	0.12	0.03	0.05	(0.23)	0.25
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

FOR THE PERIODS ENDED (MILLIONS)	2024		2023				2022
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Fair value changes	$(753)	$158	$(1,326)	$(170)	$62	$38	$(1,811)	$(549)
Income taxes	(304)	(281)	(87)	(241)	(409)	(274)	(95)	(525)
Net impact	$(1,057)	$(123)	$(1,413)	$(411)	$(347)	$(236)	$(1,906)	$(1,074)
30    BROOKFIELD CORPORATION

Over the last eight quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis:
•In the second quarter of 2024, revenues increased in comparison to the prior quarter primarily due to lease commencements and higher rents at certain properties within our Real Estate segment and our real estate LP investments within our Asset Management segment. Net income decreased from the prior quarter as contributions from the close of AEL were more than offset by fair value decreases at certain U.S. transitional and development properties within our Real Estate segment, and as the prior quarter included a bargain purchase gain on the acquisition of our North American retail colocation data center business within our Infrastructure segment.
•In the first quarter of 2024, revenues decreased in comparison to the prior quarter primarily due to decreased contributions from our Private Equity segment from the disposition of our nuclear technology services operation and lower volumes at our engineered components manufacturing business, partially offset by increased contributions in our Renewable Power and Transition segment from the acquisition of a U.S. renewable portfolio. The lower net income in the quarter was primarily due to lower disposition gains compared to the prior quarter.
•In the fourth quarter of 2023, revenues were consistent with the prior quarter. Net income increased compared to the prior quarter due to gains associated with the disposition of our nuclear technology services operation, which was partially offset by fair value decreases in our Real Estate segment.
•In the third quarter of 2023, revenues increased in comparison to the prior quarter mainly due to contributions from recent acquisitions, primarily in our Infrastructure segment. Net income is absent one time disposition gains recognized in the prior quarter in our Infrastructure segment, and reflects fair value decreases on our transitional and development properties within our Real Estate segment.
•In the second quarter of 2023, revenues increased in comparison to the prior quarter primarily due to same-store growth across our operating businesses and recent acquisitions. The increased net income in the quarter compared to the prior quarter is primarily a result of disposition gains from our Infrastructure segment.
•In the first quarter of 2023, revenues decreased in comparison to the prior quarter primarily due to decreased contributions from our Private Equity segment due to the impact of volume, partially offset by contributions from recent acquisitions and organic growth initiatives in our Infrastructure and Renewable Power and Transition segments. The increase in net income was primarily due to fair value decreases recorded on investment properties in the prior quarter.
•In the fourth quarter of 2022, revenues increased in comparison to the prior quarter mainly due to contributions from recent acquisitions across our operating segments, primarily in our Private Equity segment. The lower net income in the quarter is primarily attributable to fair value decreases on our transitional and development properties within our Real Estate segment.
•In the third quarter of 2022, revenues increased compared to the prior quarter mainly due to contributions from recent acquisitions, primarily in our Private Equity segment. The lower net income in the quarter is primarily attributable to fair value decreases in our transitional and development properties in our Real Estate segment.

Q2 2024 Interim Report    31

PART 3
OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
HOW WE MEASURE AND REPORT OUR OPERATING SEGMENTS
Our operations are organized into our Asset Management business, our Wealth Solutions business, our four primary Operating Businesses and our Corporate Activities, which collectively represent seven operating segments for internal and external reporting purposes.
For our Asset Management and Wealth Solutions segments, we primarily measure operating performance using DE1. To further assess operating performance for the Asset Management segment, we also provide unrealized carried interest1 which represents carried interest generated on unrealized changes in the fair value of our private fund investment portfolios, net of realized carried interest1. Net operating income (“NOI”)1 is the key performance metric for our Real Estate segment, and Funds from Operations (“FFO”)1 is used for our other operating segments. We also provide the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital1 allocated to a particular business segment, which we use interchangeably with segment common equity.
Our operating segments are global in scope and are as follows:
i.The Asset Management business includes managing long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions1 and performance income, including performance fees1, transaction fees and carried interest1. The Asset Management business also includes our direct investments into and alongside private funds managed by BAM.
ii.The Wealth Solutions business includes our equity accounted interest in BNRE, a leading wealth solutions provider focused on securing the financial futures of individuals and institutions through a range of wealth protection products, retirement services and tailored capital solutions.
Operating Businesses
iii.The Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, utility-scale solar power generating assets, distributed energy, and sustainable solutions.
iv.The Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, and data assets.
v.The Private Equity business includes a broad range of industries, and is mostly focused on ownership and operations in the business and industrial services sector.
vi.The Real Estate business includes the ownership, operation and development of core and transitional and development investments (including residential development properties).
vii.Corporate Activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

1.See definition in Glossary of Terms beginning on page 58.
32    BROOKFIELD CORPORATION

In assessing operating performance and capital allocation, we separately identify the portion of DE, NOI, or FFO and common equity that relate to each segment, where applicable. We believe that identifying the key operating metrics attributable to each segment enables investors to understand how the results of these entities are integrated into our financial results and is helpful in analyzing variances between reporting periods. Additional information with respect to our listed affiliates (BEP, BIP, BBU) is available in their public filings. We also separately identify the components of realized carried interest, net1, and realized disposition gains1 included within the DE and FFO of each segment in order to facilitate analysis of variances between reporting periods.
SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents DE, FFO, NOI and common equity by segment, where applicable, on a period-over-period basis for comparative purposes:

AS AT JUN. 30, 2024 AND DEC. 31, 2023 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	DE1,2			FFO1,2 / NOI[1,2]			Common Equity
	2024	2023	Change	2024	2023	Change	2024	2023	Change
Asset Management	$696	$777	$(81)				$18,100	$19,484	$(1,384)
Wealth Solutions[3]	292	160	132				8,990	6,144	2,846
Operating Businesses
Renewable Power and Transition				$139	$143	$(4)	4,166	4,887	(721)
Infrastructure				140	243	(103)	2,344	2,537	(193)
Private Equity				189	121	68	3,236	3,291	(55)
Real Estate[4]				803	781	22	23,729	22,413	1,316
Corporate Activities				785	(133)	918	(19,333)	(17,082)	(2,251)
Total	$2,127	$1,187	$940				$41,232	$41,674	$(442)
1.DE is the key performance metric for the Asset Management and Wealth Solutions segments. NOI is the key performance metric for the Real Estate segment only. FFO is the key performance metric for the Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments.
2.See definition in Glossary of Terms beginning on page 58.
3.Our common equity in our Wealth Solutions business includes $1.7 billion of distributable operating earnings retained in this business since inception.
4.For comparability, we have excluded property management and development fees of $44 million for the three months ended June 30, 2023 as they are no longer recognized in NOI.
During the quarter, we generated strong results with DE1 of $2.1 billion. DE before realizations1 were $1.1 billion for the quarter, an increase of $100 million or 11% on a per share basis over the prior year quarter. The increase in DE before realizations over the prior year quarter is primarily attributable to strong fundraising momentum and capital deployment in our Asset Management business, recent acquisitions and strong investment performance in our Wealth Solutions business, and the stable and resilient cash flows of our Operating Businesses, partially offset by increased interest expense on our corporate borrowings.
Our Asset Management business generated DE of $696 million in the current quarter. BAM benefited from strong fundraising momentum in our flagship and complementary strategies, and from capital deployed in our long-term credit funds. Fee-bearing capital1 increased by $74 billion or 17% over the prior year quarter, supporting growth in fee-related earnings1. Asset Management DE includes distributions from our direct investments were $235 million in the current quarter.
Wealth Solutions’ DE increased by $132 million compared to prior year quarter, benefitting from the close of AEL in May 2024 and Argo in November 2023, as well as the strength of our investment performance.
Renewable Power and Transition’s FFO was in line with the prior quarter. Excluding the impact of disposition gains, operating FFO increased by $18 million as net acquisitions and strong hydrology in the U.S. were partially offset by unfavourable pricing across our portfolio and lower hydrology in Canada and Colombia.

1.See definition in Glossary of Terms beginning on page 58.
Q2 2024 Interim Report    33

Infrastructure’s FFO decreased by $103 million compared to the prior year quarter primarily due to the absence of $111 million of disposition gains realized in the prior year quarter. Excluding the impact of disposition gains, operating FFO increased by $8 million due to net acquisition activity, inflation indexation on contracts, and higher revenues across our midstream operations, partially offset by increased interest expense due to additional borrowings to finance ongoing capital projects.
Private Equity’s FFO increased by $68 million compared to the prior year quarter, primarily due to same-store growth from value creation, commercial execution, and business optimization initiatives across our business, as well as a disposition gain from the sale of our Canadian aggregates production operation, partially offset by net disposition activity in our business and infrastructure services operations.
NOI from our Real Estate business increased by $22 million compared to the prior year quarter, primarily due to same-store NOI growth supported by lease commencements and higher rents in our core portfolio, partially offset by net disposition activity. FFO was supported by strong same-store NOI growth, offset by higher interest expense due to higher interest rates on floating rate debt.
Common equity decreased by $442 million to $41.2 billion in the six months ended June 30, 2024. Net income attributable to shareholders and ownership changes were partially offset by share repurchases, net of issuances, the impact of foreign exchange, unrealized mark-to-market movements on hedges, and distributions to common and preferred shareholders. Ownership changes were primarily related to a $954 million gain on the sale of a portion of our interest in BAM, which was contributed to our Wealth Solutions business to be used as a part of the consideration for the acquisition of AEL. Refer to Part 2 – Review of Consolidated Financial Results for details.

1.See definition in Glossary of Terms beginning on page 58.
34    BROOKFIELD CORPORATION

ASSET MANAGEMENT
Our Asset Management business includes our investment in BAM, a leading global alternative asset manager, with approximately $1 trillion of assets under management across renewable power and transition, infrastructure, private equity, real estate and credit. We also include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within the results of our Asset Management business.
The following table disaggregates our share of DE and common equity of entities in our Asset Management segment. We have provided additional detail, where referenced, to explain significant variances in our operating results from the prior period.

AS AT JUN. 30, 2024 AND DEC. 31, 2023 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		DE		Common Equity
	Ref.	2024	2023	2024	2023
BAM	i	$401	$395	$7,013	$7,126
Realized carried interest	ii	51	170	—	—
Direct investments	iii	235	209	11,087	12,358
Realized disposition gains		9	3	—	—
		$696	$777	$18,100	$19,484

Generated carried interest
Generated in period		$774	$266
Foreign exchange		(112)	83
		662	349
Less: direct costs		(250)	(51)
Generated carried interest, net	iv	412	298
Less: generated carried interest not attributable to the Corporation		(79)	(27)
Total generated carried interest, net		$333	$271
FEE-BEARING CAPITAL
The following table summarizes fee-bearing capital:

AS AT JUN. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Liquid Strategies	Total 2024	Total 2023
Renewable Power and Transition	$27,791	$23,912	$—	$51,703	$52,363
Infrastructure	45,284	45,903	—	91,187	94,635
Private Equity	33,481	6,824	—	40,305	38,849
Real Estate	68,395	24,602	—	92,997	93,444
Credit	74,320	97,574	65,749	237,643	177,707
June 30, 2024	$249,271	$198,815	$65,749	$513,835	n/a
December 31, 2023	$245,341	$148,719	$62,938	n/a	$456,998
We have approximately $51 billion of additional committed capital that does not currently earn fees but will generate approximately $510 million in annual fees once deployed.
Q2 2024 Interim Report    35

Fee-bearing capital increased by $55.2 billion during the quarter. The changes are set out in the following table:

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2024 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Credit	Total
Balance, March 31, 2024	$51,333	$93,275	$40,284	$93,560	$180,173	$458,625
Inflows	1,815	1,757	666	1,819	63,836	69,893
Outflows	—	—	—	(103)	(6,693)	(6,796)
Distributions	(493)	(640)	(94)	(842)	(1,555)	(3,624)
Market valuation	2,359	(947)	(559)	(501)	(267)	85
Other	(3,311)	(2,258)	8	(936)	2,149	(4,348)
Change	370	(2,088)	21	(563)	57,470	55,210
Balance, June 30, 2024	$51,703	$91,187	$40,305	$92,997	$237,643	$513,835
Renewable power and transition fee-bearing capital increased by $370 million, due to:
•increase in market valuations as a result of higher market capitalization of BEP;
•inflows from capital raised for our second global transition fund strategy and capital deployed across our fund strategies; partially offset by
•distributions paid to BEP’s unitholders and capital returned to investors across our long-term private funds.
Infrastructure fee-bearing capital decreased by $2.1 billion, due to:
•inflows from capital deployed and valuation increases across our perpetual strategies; more than offset by
•decrease in market valuations as a result of the lower market capitalization of BIP; and
•distributions paid to BIP’s unitholders and capital returned to investors across our long-term and perpetual private funds.
Private equity fee-bearing capital increased by $21 million, due to:
•inflows from capital raised in our long-term private funds and capital deployed in our complementary strategies; partially offset by
•decrease in market valuations as a result of the lower market capitalization of BBU.
Real estate fee-bearing capital decreased by $563 million, due to:
•capital raised from our fifth flagship real estate fund and capital deployed in our third flagship fund; more than offset by
•distributions from our perpetual strategies, flagship, and other private funds; and
•lower market valuation of certain assets across our perpetual fund strategies.
Credit fee-bearing capital increased by $57.5 billion, due to:
•inflows from the close of the AEL mandate; and
•capital deployed across our long-term private funds (including our twelfth flagship opportunistic credit fund) and perpetual strategies; partially offset by
•outflows and redemptions from our liquid and perpetual strategies; and
•distributions to unitholders across our Oaktree, infrastructure and real estate debt strategies.
36    BROOKFIELD CORPORATION

CARRY ELIGIBLE CAPITAL
Carry eligible capital1 decreased by $2.3 billion during the quarter to $232.3 billion as at June 30, 2024 (March 31, 2024 – $234.6 billion), primarily related to return of capital in our closed-end credit funds, partially offset by capital raised in our second global transition fund strategy and our fifth flagship real state fund.
As at June 30, 2024, $164.1 billion of carry eligible capital was deployed (March 31, 2024 – $164.6 billion). This capital is either currently earning carried interest or will begin earning carried interest once its related funds have reached their preferred return threshold. There is currently $68.2 billion of uncalled fund commitments that will begin to earn carried interest once the capital is deployed and fund preferred returns are met (March 31, 2024 – $70.0 billion).
OPERATING RESULTS
DE from our Asset Management business includes fee-related earnings, net of corporate costs, excluding equity-based compensation costs and realized carried interest earned by us in respect of capital managed for our investors. Fee-related earnings includes fees earned by BAM on the capital invested by us in the perpetual affiliates. This is representative of how we manage the business and measure the returns from our asset management activities. DE from our Asset Management business also includes operating earnings from our interests in direct investments. We also analyze unrealized carried interest, net, to provide insight into the value our investments have created in the period.
i.Distributable earnings from BAM

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2024	2023
Fee revenues[1]
Base management fees	$1,022	$983
Incentive distributions	106	94
Transaction and advisory fees	20	9
	1,148	1,086
Less: direct costs	(535)	(507)
	613	579
Less: fee-related earnings not attributable to the Corporation	(30)	(31)
Fee-related earnings	583	548
Cash taxes	(76)	(68)
Other income	28	39
Add back: equity-based compensation costs	12	8
	547	527
Amounts not attributable to the Corporation	(146)	(132)
Distributable earnings from BAM	$401	$395
Fee-related earnings increased to $583 million at our share, mainly due to higher base management fees driven by increased fee-bearing capital and growth in incentive distributions from BIP and BEP as well as transaction and advisory fees, partially offset by increased direct costs.

1.See definition in Glossary of Terms beginning on page 58.
Q2 2024 Interim Report    37

Base management fees increased by $39 million or 4% from the prior year quarter as a result of the following activity:
•$54 million increase from our credit business with the close of the AEL mandate as well as capital deployed across our opportunistic credit flagship and other debt funds; and
•$11 million increase from our real estate business as capital raised for our fifth opportunistic real estate fund strategy was partially offset by lower valuations of certain assets across our perpetual fund strategies; partially offset by
•$16 million decrease from our infrastructure business as capital raised in our fifth infrastructure flagship fund and our infrastructure income strategy as well as capital deployed in our supercore infrastructure strategy were more than offset by the lower capitalization of BIP as a result of a lower trading price and the end of the investment period for our fourth infrastructure flagship fund;
•$8 million decrease from our renewable power and transition business as capital raised for our fifth infrastructure flagship fund1 and our second global transition fund were offset by the lower capitalization of BEP as a result of a lower trading price and the end of the investment period for our fourth infrastructure flagship fund1; and
•$2 million decrease from our private equity business as capital raised for our sixth flagship private equity fund was offset by the end of the investment period for our fifth flagship private equity fund as well as the lower capitalization of BBU as a result of a lower trading price.
Incentive distributions across our perpetual affiliates increased by $12 million to $106 million, due to higher distributions paid by BIP and BEP versus the prior year quarter.
The margin on our fee-related earnings, including our 73% share of Oaktree’s fee-related earnings, was 55% in the current period (2023 – 56%). Our fee-related earnings margin before performance fees, including 100% of Oaktree’s fee-related earnings, was 53% in the current period (2023 – 53%). Both were broadly consistent with the prior year quarter.
Direct costs consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased by $28 million from the prior year quarter as we continue to scale our asset management franchise, including enhancing our fundraising and client service capabilities and developing new complementary strategies.
Cash taxes and other income (expense) comprise of corporate costs of our asset management business. Amounts not attributable to the Corporation relate to non-controlling interest (“NCI”) of our asset management business.
ii.    Realized Carried Interest
We realize carried interest when a fund’s cumulative returns are in excess of preferred returns and are no longer subject to future investment performance (e.g., subject to “clawback”). During the quarter, we realized $51 million of carried interest, net of direct costs (2023 – $170 million), which were primarily driven by realizations from our real estate and infrastructure funds.
We provide supplemental information and analysis below on the estimated amount of unrealized carried interest (see Section iv) that has accumulated based on fund performance up to the date of the consolidated financial statements.
iii.    Direct investments
DE before realizations from our direct investments of $235 million was $26 million higher than the prior year quarter. The increase is mainly attributable to higher cash distributions received compared to the prior year quarter.
1.Related to renewable power and transition assets.
38    BROOKFIELD CORPORATION

iv.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest1 and associated costs are not included in our Consolidated Balance Sheets or Consolidated Statements of Operations as they are still subject to clawback. These amounts are shown in the following table:

	2024			2023
FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Carried Interest	Direct Costs	Net	Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of period	$10,128	$(3,292)	$6,836	$9,360	$(3,078)	$6,282
In-period change
Generated in period	774	(283)	491	266	(23)	243
Foreign currency revaluation	(112)	33	(79)	83	(28)	55
	662	(250)	412	349	(51)	298
Less: realized	(58)	8	(50)	(245)	73	(172)
	604	(242)	362	104	22	126
Accumulated unrealized, end of period	10,732	(3,534)	7,198	9,464	(3,056)	6,408
Carried interest not attributable to the Corporation	(1,222)	590	(632)	(1,082)	528	(554)
Accumulated unrealized, end of period, net	$9,510	$(2,944)	$6,566	$8,382	$(2,528)	$5,854
Unrealized carried interest generated in the current quarter before foreign exchange and associated costs was $774 million, primarily related to increased valuations in our credit and infrastructure funds.
Accumulated unrealized carried interest, at our share1, totaled $9.5 billion as at June 30, 2024. We estimate approximately $2.9 billion in associated costs related to the future realization of the accumulated amounts to date, predominantly related to employee long-term incentive plans and taxes that will be incurred. We expect to recognize $6.4 billion of this carry at our share, before costs, within the next three years; however, realization of this carried interest is dependent on future investment performance and the timing of monetizations.

1.See definition in Glossary of Terms beginning on page 58.
Q2 2024 Interim Report    39

WEALTH SOLUTIONS
Our capital invested in our Wealth Solutions business is via our equity accounted investment in BNRE.1
BNRE is a leading wealth solutions provider focused on securing the financial futures of individuals and institutions through a range of wealth protection products, retirement services and tailored capital solutions. Through operating subsidiaries, the business offers a broad range of products and services, including life insurance and annuities, and personal and commercial property and casualty insurance. The business seeks to generate attractive risk adjusted returns on equity over the long term by investing predominantly in credit products to earn an investment return that exceeds its cost of liabilities.
The business may seek to add duration and diversification to its investment portfolio by acquiring public and private real assets across many of the asset classes in which Brookfield has a long-dated track record of success, including real estate, royalties, or public securities (among other assets). These acquisitions could be made in the open market or from assets currently owned by the Corporation.
SUMMARY OF OPERATING RESULTS
Distributable operating earnings (“DOE”) is a key measure of our Wealth Solutions business’ financial performance and is equivalent to its DE. The following table disaggregates our Wealth Solutions segment’s DOE to facilitate analysis of the period-over-period variances:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2024	2023
Net investment income	$1,151	$568
Cost of funds	(755)	(356)
Interest expense	(88)	(45)
Operating expenses and other	(10)	(7)
Distributable operating earnings, gross	298	160
Less: amounts not attributable to the Corporation	(6)	—
Distributable operating earnings, net	$292	$160
Our DOE from our Wealth Solutions business was $292 million in the quarter, a $132 million increase from the prior year quarter, benefitting from the close of AEL in May 2024 and Argo in November 2023, as well as the strength of our investment performance.
The business continues to benefit from the repositioning of our investment portfolio and the strength in our investment performance. As at June 30, 2024, insurance assets within our Wealth Solutions business grew to over $110 billion, with the close of the AEL acquisition and the origination of $3.5 billion of new business via our annuity channel during the quarter. Spread earnings on the investment portfolio were 1.7% for the quarter and are expected to grow as we rotate the AEL investment portfolio into higher yielding assets over time.
COMMON EQUITY
Common equity in our Wealth Solutions segment was $9.0 billion2 as at June 30, 2024 (December 31, 2023 – $6.1 billion). The increase is due to the contribution of approximately $1 billion of BAM shares to our Wealth Solutions business to be used as part of the consideration for the acquisition of AEL, and the reinvestment of DE to support the continued growth of this business.

1.We refer to BNRE as a “paired entity” to the Corporation as (i) the BNRE class A and class A-1 shares (a) are exchangeable into Brookfield Class A shares on a one-for-one basis and (b) receive distributions at the same time and in the same amounts as dividends on the Brookfield Class A shares, and (ii) the Corporation owns 100% of the BNRE class C shares, which entitles the Corporation to the residual economic interest in BNRE.
2.Our common equity in our Wealth Solutions business includes $1.7 billion of distributable operating earnings retained in this business since inception.
40    BROOKFIELD CORPORATION

RENEWABLE POWER AND TRANSITION
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Renewable Power and Transition segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2024 AND DEC. 31, 2023 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		FFO		Common Equity
	Ref.	2024	2023	2024	2023
Brookfield Renewable[1]	i	$137	$119	$3,628	$4,302
Energy contracts	ii	(1)	7	538	585
Realized disposition gains	iii	3	17	—	—
		$139	$143	$4,166	$4,887
Cash distributions received		$106	$112
1.Brookfield’s interest in BEP consists of 194.5 million redemption-exchange units, 69.2 million Class A limited partnership units, 4.0 million general partnership units, as well as 34.7 million Class A shares in Brookfield Renewable Corporation (“BEPC”), together representing an economic interest of 46% in BEP. As at June 30, 2024, 10.1 million Class A shares of BEPC were held by wholly-owned subsidiaries of BNRE. The Corporation and BNRE agreed under a voting agreement that all decisions to be made by subsidiaries of BNRE with respect to the voting of these Class A shares will be made jointly by mutual agreement. As a result of the paired share status of BN and BNRE and our ownership of all the issued and outstanding class C shares, the shareholders of BN and BNRE will continue to benefit from the economic return of the transferred assets.
FFO was in line with the prior quarter. Excluding the impact of disposition gains, operating FFO increased by $18 million as net acquisitions and strong hydrology in the U.S. were partially offset by unfavourable pricing across our portfolio and lower hydrology in Canada and Colombia.
i.Brookfield Renewable
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the period-over-period variances:

FOR THE THREE MONTHS ENDED JUN. 30 (GIGAWATT HOURS AND MILLIONS)	Actual Generation (GWh)[1]		Long-Term Average (GWh)[1]		FFO
	2024	2023	2024	2023	2024	2023
Hydroelectric	4,686	4,994	5,490	5,496	$135	$171
Wind	2,108	1,435	2,444	1,767	104	107
Utility-scale solar	1,109	659	1,262	842	91	77
Distributed energy & sustainable solutions	395	375	326	291	86	54
Corporate	—	—	—	—	(77)	(97)
Attributable to unitholders	8,298	7,463	9,522	8,396	339	312
Non-controlling interests and other[2]					(199)	(176)
Segment reallocation[3]					(3)	(17)
Brookfield’s interest					$137	$119
1.Proportionate to BEP; see “Proportionate basis generation” in Glossary of Terms beginning on page 58.
2.Includes incentive distributions paid to Brookfield of $32 million (2023 – $28 million) as the general partner of BEP.
3.Segment reallocation refers to realized disposition gains, net of NCI, included in BEP’s operating FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BEP in the table above.
BEP’s FFO for the quarter was $339 million, of which our share was $137 million. Generation in the quarter totaled 8,298 GWh, an 11% increase compared to the prior year quarter. Generation in the quarter was 13% lower than the long-term average (“LTA”)1 primarily due to lower hydrology in North America and Colombia and lower wind and solar resources across our portfolio. Key variances for our operations are described on the following page.

1.See definition in Glossary of Terms beginning on page 58.
Q2 2024 Interim Report    41

Hydroelectric
FFO of $135 million in the current quarter was $36 million lower than the prior year quarter primarily due to:
•higher revenue due to inflation indexation across the business and strong hydrology in the U.S.; more than offset by
•unfavorable pricing in the U.S. and lower hydrology in Canada and Colombia.
Wind
FFO of $104 million in the current quarter decreased by $3 million relative to the prior year quarter primarily due to:
•contributions from newly acquired and commissioned facilities; more than offset by
•unfavorable pricing on our Spanish assets.
Utility-Scale Solar
FFO in the current quarter increased by $14 million relative to the prior year quarter primarily due to:
•contributions from newly acquired and commissioned facilities; partially offset by
•unfavourable pricing on our Spanish assets.
Distributed Energy & Sustainable Solutions
FFO of $86 million from our distributed energy and sustainable solutions operation increased by $32 million relative to the prior year quarter, primarily due to the impact of growth from recent acquisitions and development activities, and contributions from pumped storage due to increased demand from pricing volatility.
Corporate
The corporate FFO deficit decreased by $20 million primarily due to lower management fees as a result of the lower market capitalization of BEP.
ii.Energy Contracts
During the quarter, we purchased 893 GWh (2023 – 854 GWh) from BEP at $74 per MWh (2023 – $75 per MWh) and sold the purchased generation at an average selling price of $72 per MWh (2023 – $79 per MWh). As a result, we recognized FFO deficit of $1 million due to lower market pricing.
iii.Realized Disposition Gains
Realized disposition gains of $3 million in the quarter are primarily due to sale of a 30 MW hydroelectric asset in the U.S.
Disposition gains of $17 million in the prior year quarter are attributable to the partial sale of a 378 MW operating hydroelectric portfolio in the U.S.
COMMON EQUITY
Common equity in our Renewable Power and Transition segment was $4.2 billion as at June 30, 2024 (December 31, 2023 – $4.9 billion). Contributions from FFO were more than offset by distributions to unitholders and the impacts of foreign exchange.

1.See definition in Glossary of Terms beginning on page 58.
42    BROOKFIELD CORPORATION

INFRASTRUCTURE
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Infrastructure segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2024 AND DEC. 31, 2023 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		FFO		Common Equity
	Ref.	2024	2023	2024	2023
Brookfield Infrastructure[1]	i	$140	$132	$2,344	$2,537
Realized disposition gains	ii	—	111	—	—
		$140	$243	$2,344	$2,537
Cash distributions received		$84	$80
1.Brookfield’s interest consists of 190.3 million redemption-exchange units, 1.4 million limited partnership units, 2.4 million general partnership units of BIP LP, as well as 13.0 million Class A shares in Brookfield Infrastructure Corporation (“BIPC”), together representing an economic interest of 26% in BIP. As at June 30, 2024, 3.3 million LP units of BIP were held by wholly-owned subsidiaries of BNRE. The Corporation and BNRE agreed under a voting agreement that all decisions to be made by subsidiaries of BNRE with respect to the voting of these Class A shares will be made jointly by mutual agreement. As a result of the paired share status of BN and BNRE and our ownership of all the issued and outstanding class C shares, the shareholders of BN and BNRE will continue to benefit from the economic return of the transferred assets.
FFO decreased by $103 million compared to the prior year quarter primarily due to the absence of $111 million of disposition gains realized in the prior year quarter. Excluding the impact of disposition gains, operating FFO increased by $8 million due to net acquisition activity, inflation indexation on contracts, and higher revenues across our midstream operations, partially offset by increased interest expense due to additional borrowings to finance ongoing capital projects.
i.Brookfield Infrastructure
The following table disaggregates BIP’s FFO by business line to facilitate analysis of the period-over-period variances:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2024	2023
Utilities	$180	$224
Transport	319	199
Midstream	143	161
Data	78	72
Corporate	(112)	(104)
Attributable to unitholders	608	552
Non-controlling interests and other[1]	(464)	(416)
Segment reallocation[2]	(4)	(4)
Brookfield’s interest	$140	$132
1.Includes incentive distributions paid to Brookfield of $74 million (2023 – $66 million) as the general partner of BIP.
2.Segment reallocation refers to certain items, net of NCI, included in BIP’s FFO that we reclassify.
BIP’s FFO for the quarter was $608 million, of which our share was $140 million compared to $132 million in the prior year quarter. Key variances for our operations are described below and on the following page.
Utilities
FFO in our utilities operations of $180 million was $44 million lower than the prior year quarter. The decrease is mainly attributable to:
•organic growth as a result of inflation indexation and increases to rate base; more than offset by
•higher interest expense, primarily from additional borrowings to support capital projects and upfinancings; and
•absence of contributions from an Australian regulated utility divested in the third quarter of 2023.
Q2 2024 Interim Report    43

Transport
FFO from our transport operations of $319 million was $120 million higher than the prior year quarter. The increase is primarily due to:
•strong growth due to inflationary tariff increases across the segment; and
•contributions from our global intermodal logistics operation acquired in the third quarter of 2023; partially offset by
•the absence of contributions from an Indian toll road portfolio divested in the second quarter of 2023; and
•increased borrowing costs from debt refinancings.
Midstream
FFO from our midstream operations of $143 million was $18 million lower than the prior year quarter as higher contracted and market sensitive revenues across our midstream operations were more than offset by the absence of contribution from our U.S. gas pipeline partially divested in the second quarter of 2023, and higher interest expense incurred primarily to finance ongoing capital projects.
Data
FFO from our data operations of $78 million was $6 million higher than the prior year quarter. The increase is primarily due to:
•additional points-of-presence across our telecom tower and fiber operations and megawatts commissioned across our global data center program; and
•contributions from the acquisitions of a North American retail colocation data center business in the first quarter of 2024 and European and U.S. hyperscale data center platforms in the second half of 2023; partially offset by
•absence of contributions from a New Zealand data distribution business divested in the second quarter of 2023.
Corporate
The Corporate FFO deficit of $112 million increased by $8 million from the prior year quarter, primarily due to additional corporate level borrowings to finance ongoing capital projects.
ii. Realized disposition gains
There were no realized disposition gains in the current quarter.
Realized disposition gains of $111 million in the prior year quarter primarily related to the sale of our New Zealand data distribution business and our Indian toll roads operation.
COMMON EQUITY
Common equity in our Infrastructure segment was $2.3 billion as at June 30, 2024 (December 31, 2023 – $2.5 billion), as contributions from earnings were more than offset by distributions to unitholders. This equity is primarily comprised of our investments in PP&E and certain concessions, which are recorded as intangible assets. Our PP&E is recorded at fair value and revalued annually while concessions are considered as intangible assets under IFRS, and therefore recorded at historical cost and amortized over the life of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Renewable Power and Transition segments, where a larger portion of the balance sheet is subject to revaluation.
44    BROOKFIELD CORPORATION

PRIVATE EQUITY
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Private Equity segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2024 AND DEC. 31, 2023 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		FFO		Common Equity
	Ref.	2024	2023	2024	2023
Brookfield Business Partners[1]	i	$122	$116	$3,236	$3,291
Realized disposition gains	ii	67	5	—	—
		$189	$121	$3,236	$3,291
Cash distributions received[2]		$9	$9
1.Brookfield’s interest in BBU consists of 69.7 million redemption-exchange units, 25.2 million limited partnership units, four general partnership units, four special limited partnership units, as well as 47.2 million Class A shares in Brookfield Business Corporation (“BBUC”), together representing an economic interest of 66% in BBU.
2.BBU pays a modest distribution as the majority of its FFO is reinvested within the business.
FFO increased by $68 million compared to the prior year quarter, primarily due to same-store growth from value creation, commercial execution, and business optimization initiatives across our business, as well as a disposition gain from the sale of our Canadian aggregates production operation, partially offset by net disposition activity in our business and infrastructure services operations.
i.Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the period-over-period variances:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2024	2023
Business services	$86	$119
Infrastructure services	76	88
Industrials	206	63
Corporate	(79)	(85)
Attributable to unitholders	289	185
Non-controlling interests	(100)	(64)
Segment reallocation and other[1]	(67)	(5)
Brookfield’s interest	$122	$116
1.Segment reallocation and other refers to realized disposition gains, net of NCI, included in BBU’s FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BBU.
BBU generated $289 million of FFO compared to $185 million in the prior year quarter, with our share being $122 million compared to $116 million in the prior year quarter. Key variances are described on the following page.
Q2 2024 Interim Report    45

Business Services
Business services generated FFO of $86 million, a decrease of $33 million compared to the prior year quarter. Excluding the impact of realized disposition gains, FFO decreased by $25 million, primarily driven by:
•increased contributions from our residential mortgage insurer due to higher insurance revenue and investment income; more than offset by
•decreased contributions from our dealer software and technology services operation due to the impact of costs incurred and one-time billing credits provided to customers related to the disruption of operations during a cybersecurity incident; and
•increased costs at our construction operation.
Infrastructure Services
Within our infrastructure services, we generated $76 million of FFO, a decrease of $12 million compared to the prior year quarter, largely driven by:
•increased contributions from our offshore oil services due to higher performance and fleet utilization; more than offset by
•reduced contributions from our nuclear technology services operation divested in the fourth quarter of 2023.
Industrials
Industrials generated $206 million of FFO, an increase of $143 million compared to prior year quarter primarily due to:
•increased contributions from our advanced energy storage operation due to commercial execution, increased demand for higher margin advanced batteries, and lower interest expense; and
•gains on the disposition of our Canadian aggregates production operation; partially offset by
•lower volumes at our engineered components manufacturing.
Corporate
The corporate FFO deficit decreased by $6 million compared to the prior year quarter, primarily due to lower distributions on preferred equity securities upon partial redemption in the fourth quarter of 2023.
ii.Realized Disposition Gains
Realized disposition gains of $67 million in the quarter are primarily due to the disposition of our Canadian aggregates production operation.
Realized disposition gains of $5 million in the prior year quarter was related to the sale of certain financial assets.
COMMON EQUITY
Common equity in our Private Equity segment was $3.2 billion as at June 30, 2024 (December 31, 2023 – $3.3 billion), in line with the prior year as contributions from FFO were offset by the impact of depreciation and foreign exchange. The depreciable assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis.
46    BROOKFIELD CORPORATION

REAL ESTATE
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of NOI and common equity of entities in our Real Estate segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.
We present the operating results of our Real Estate segment based on our strategy to invest in core and transitional and development properties. The following table disaggregates BPG’s NOI by business line to facilitate analysis of the period-over-period variances:

AS AT JUN. 30, 2024 AND DEC. 31, 2023 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	NOI		Common Equity
	2024	2023	2024	2023
Core	$376	$375	$15,107	$14,092
Transitional and development[1]	427	406	8,622	8,321
Brookfield Property Group[2]	$803	$781	$23,729	$22,413
1.For comparability, we have excluded property management and development fees of $44 million for the three months ended June 30, 2023 as they are no longer recognized in NOI.
2.See “Economic ownership interest” in the Glossary of Terms beginning on page 58.
Our Real Estate business continues to benefit from strong demand amongst tenants for premium properties, supported by leasing momentum as occupancy remains high at 96%. During the quarter, we signed nearly 5 million square feet of office and retail leases, and rents for newly signed leases in our office assets grew by 23% compared to those leases expiring.
BPG’s NOI for the quarter was $803 million compared to $781 million in the prior year quarter. Key variances for our operations are described below.
Core
NOI of $376 million was in line with the prior year quarter, primarily due to lease commencements at certain office properties and higher rents at certain retail properties, partially offset by the impacts of dispositions over the last twelve months.
Transitional and Development
NOI of $427 million was $21 million higher than the prior year quarter, primarily due to increases from higher occupancy at certain properties and increased margins and lot sales in our residential business.
COMMON EQUITY
Common equity in our Real Estate segment was $23.7 billion as at June 30, 2024 (December 31, 2023 – $22.4 billion), which increased primarily due to NOI and higher valuations in our core portfolio as well as the injection of capital to repay corporate debt.
Q2 2024 Interim Report    47

CORPORATE ACTIVITIES
SUMMARY OF OPERATING RESULTS
The following table disaggregates FFO and common equity into the principal assets and liabilities within our Corporate Activities segment to facilitate analysis:

AS AT JUN. 30, 2024 AND DEC. 31, 2023 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	FFO		Common Equity
	2024	2023	2024	2023
Working capital, net of corporate cash and other	$12	$21	$(177)	$(589)
Corporate borrowings	(181)	(154)	(14,823)	(12,160)
Preferred equity[1]	—	—	(4,333)	(4,333)
Realized disposition gains	954	—	—	—
	$785	$(133)	$(19,333)	$(17,082)
1.FFO excludes preferred share distributions of $44 million (2023 – $43 million).
Working capital, net of corporate cash and other includes corporate cash and financial assets, accounts receivable, accounts payable, and other assets and liabilities, inclusive of deferred tax assets and liabilities. Corporate cash and financial assets are generally recorded at fair value with changes recognized through net income, unless the underlying financial investments are classified as fair value through other comprehensive income, in which case changes in value are recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. This amount excludes our proportionate share of cash and cash equivalents from our Asset Management business of $1.4 billion (December 31, 2023 – $2.0 billion), which we consider to be part of our corporate liquidity and include as part of the common equity of our Asset Management segment.
Working capital, net of corporate cash and other was in a liability position of $177 million as at June 30, 2024 (December 31, 2023 – liability of $589 million).
FFO from working capital, net of corporate cash and other includes realized income and expenses from corporate cash and financial assets or liabilities in addition to corporate costs and cash taxes. During the second quarter of 2024, FFO of $12 million (2023 – $21 million) was generated as gains in our trading portfolio were partially offset by interest expense on cash placed on deposit with the Corporation by our Asset Management business.
Corporate borrowings are generally issued with fixed interest rates. Some of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the foreign exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. The $181 million FFO deficit (2023 – $154 million) reported through corporate borrowings reflects the interest expense on all of our corporate borrowings. The increase in deficit from the prior year quarter was primarily attributable to corporate debt and commercial paper issuances, net completed over the last twelve months.
Preferred equity is not revalued under IFRS and is consistent with year-end. We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
Disposition gains of $954 million is related to the gain on the sale of a portion of our interest in BAM, which was contributed to our Wealth Solutions business to be used as a part of the consideration for the acquisition of AEL.

48    BROOKFIELD CORPORATION

PART 4
CAPITALIZATION AND LIQUIDITY
CAPITALIZATION
We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Corporate Capitalization1 – reflects the amount of debt held in the Corporate Activities segment and our issued and outstanding common and preferred shares. Corporate debt includes unsecured bonds and draws on revolving credit facilities and the issuance of short-term commercial paper. As at June 30, 2024, our corporate capitalization was $64.6 billion (December 31, 2023 – $61.6 billion) with a debt to capitalization1,2 of 21% (December 31, 2023 – 20%).
Consolidated Capitalization1 – reflects the aggregate capitalization of wholly owned, partially owned, and managed entities that we consolidate in our financial statements. As at June 30, 2024, consolidated capitalization was consistent compared to year-end. Much of the borrowings issued within our managed entities are included in our consolidated balance sheet notwithstanding that virtually none of this debt has any recourse to the Corporation.
The following table presents our capitalization on a corporate and consolidated basis:

AS AT JUN. 30, 2024 AND DEC. 31, 2023 (MILLIONS)		Corporate		Consolidated
	Ref.	2024	2023	2024	2023
Corporate borrowings	i	$14,823	$12,160	$14,823	$12,160
Non-recourse borrowings
Subsidiary borrowings	i	—	—	16,662	16,214
Property-specific borrowings	i	—	—	211,031	205,336
		14,823	12,160	242,516	233,710
Accounts payable and other		3,760	3,359	57,255	58,893
Deferred income tax liabilities		427	117	24,420	24,987
Subsidiary equity obligations		—	—	5,021	4,145
Liabilities associated with assets classified as held for sale		—	—	538	118
Equity
Non-controlling interests		230	230	122,229	122,465
Preferred equity	ii	4,103	4,103	4,103	4,103
Common equity	iii	41,232	41,674	41,232	41,674
		45,565	46,007	167,564	168,242
Total capitalization		$64,575	$61,643	$497,314	$490,095

Debt to capitalization[2]	21%	20%	48%	48%

1.See definition in Glossary of Terms beginning on page 58.
2.Determined as the aggregate of corporate borrowings and non-recourse borrowings divided by total capitalization. Draws on revolving facilities and commercial paper issuances are excluded from the debt to capitalization ratios as they are not permanent sources of capital.
Q2 2024 Interim Report    49

i.    Borrowings
Corporate Borrowings

AS AT JUN. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2024	2023	2024	2023	2024	2023
Term debt	4.6%	4.4%	13	12	$12,962	$12,213
Commercial paper[1]	5.8%	6.1%	<1	<1	1,955	31
Deferred financing costs	n/a	n/a	n/a	n/a	(94)	(84)
Total					$14,823	$12,160
1.Our commercial paper program is backed by our revolving credit facility, which matures in June 2029.
As at June 30, 2024, corporate borrowings included term debt of $13.0 billion (December 31, 2023 – $12.2 billion) which had an average term to maturity of 13 years (December 31, 2023 – 12 years). Term debt consists of public and private bonds, all of which are fixed rate and have maturities ranging from 2025 to 2080. These financings provide an important source of long-term capital and are appropriately matched to our long-term asset profile.
We had $2.0 billion of commercial paper outstanding and no draws on our revolving facility as at June 30, 2024 (December 31, 2023 – $31 million of commercial paper outstanding). As at June 30, 2024, $40 million of the facilities were utilized for letters of credit (December 31, 2023 – $57 million).
Subsidiary Borrowings
We endeavor to capitalize our perpetual affiliates to enable continuous access to debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation. Subsidiary borrowings include perpetual affiliates’ recourse term debt and credit facility draws. These borrowings have no recourse to the Corporation.

AS AT JUN. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2024	2023	2024	2023	2024	2023
Renewable Power and Transition	4.8%	4.4%	9	10	$3,896	$2,832
Infrastructure	5.4%	4.9%	10	9	5,084	4,911
Private Equity	8.4%	8.6%	5	4	2,018	1,589
Real Estate	6.3%	6.2%	4	4	5,664	6,882
Total	5.9%	5.7%	7	6	$16,662	$16,214
Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings and is denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation or the relevant perpetual affiliate.

AS AT JUN. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2024	2023	2024	2023	2024	2023
Renewable Power and Transition	6.7%	6.9%	8	8	$27,430	$28,635
Infrastructure	6.6%	6.4%	7	6	52,332	46,083
Private Equity & Other	8.2%	8.5%	6	6	42,618	43,884
Real Estate[1]	7.3%	7.2%	2	3	88,651	86,734
Total	7.2%	7.2%	5	5	$211,031	$205,336
1.Includes $62.7 billion (December 31, 2023 - $59.4 billion) of borrowings associated with real estate LP investments from our Asset Management segment.

50    BROOKFIELD CORPORATION

Property-specific borrowings have increased by $5.7 billion since December 31, 2023, primarily due to acquisitions within our infrastructure business.
Fixed and Floating Interest Rate Exposure
Many of our borrowings, including all corporate borrowings recourse to the Corporation, are fixed rate, long-term financings. The remainder of our borrowings are at floating rates; however, from time to time, we enter into interest rate contracts to swap our floating rate exposure to fixed rates.
As at June 30, 2024, 71% of our share of debt outstanding, including the effect of swaps, was fixed rate. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at prevailing market rates or changes in the level of debt as a result of acquisitions and dispositions.
The following table presents the fixed and floating rates of interest expense:

AS AT JUN. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	Fixed Rate				Floating Rate
	2024		2023		2024		2023
	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.6%	$14,823	4.4%	$12,160	—%	$—	—%	$—
Subsidiary borrowings	5.1%	10,601	4.8%	10,978	7.4%	6,061	7.7%	5,236
Property-specific borrowings	5.3%	74,543	5.1%	67,729	8.2%	136,488	8.3%	137,607
Total	5.2%	$99,967	4.9%	$90,867	8.2%	$142,549	8.2%	$142,843
ii.    Preferred Equity
Preferred equity represents permanent non-participating preferred shares that provide leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

AS AT JUN. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	Term	Average Rate		Amount
		2024	2023	2024	2023
Fixed rate-reset	Perpetual	4.9%	4.7%	$2,901	$2,901
Fixed rate	Perpetual	4.8%	4.8%	739	739
Floating rate	Perpetual	5.3%	5.3%	463	463
Total		4.9%	4.8%	$4,103	$4,103
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at June 30, 2024 was 283 basis points.

Q2 2024 Interim Report    51

iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding Class A and Class B shares during the periods are as follows:

	Three Months Ended		Six Months Ended
AS AT AND FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2024	2023	2024	2023
Outstanding at beginning of period[1]	1,512.9	1,564.4	1,523.5	1,573.4
Issued (repurchased)
Issuances	0.7	—	1.6	0.3
Repurchases	(7.1)	(1.2)	(20.3)	(11.7)
Long-term share ownership plans[2]	1.7	0.6	3.4	1.8
Dividend reinvestment plan and others	—	0.1	—	0.1
Outstanding at end of period	1,508.2	1,563.9	1,508.2	1,563.9
Unexercised options and other share-based plans[2] and exchangeable shares of affiliate[1]	88.9	56.4	88.9	56.4
Total diluted shares at end of period	1,597.1	1,620.3	1,597.1	1,620.3
1.In the fourth quarter of 2023, 33 million BN class A shares were voluntarily exchanged for newly-issued BNRE class A-1 exchangeable non-voting shares on a one-for-one basis. The BNRE Class A-1 shares are convertible to BN shares.
2.Includes management share option plan and restricted stock plan.
The company holds 100.6 million Class A shares (June 30, 2023 – 71.9 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 10.0 million (June 30, 2023 – nil) shares issuable in respect of these plans based on the market value of the Class A shares as at June 30, 2024, resulting in a net reduction of 90.6 million (June 30, 2023 – 71.9 million) diluted shares outstanding.
During the second quarter of 2024, 3.5 million options were exercised, of which 1.2 million and 0.1 million were issued on a net-settled and gross basis, respectively, resulting in the cancellation of 2.2 million vested options.
The cash value of unexercised options was $1.0 billion as at June 30, 2024 (June 30, 2023 – $1.1 billion) based on the proceeds that would be paid on exercise of the options.
As at August 8, 2024, the Corporation had 1,507,711,844 Class A shares and 85,120 Class B shares outstanding. Refer to Note 12 of the consolidated financial statements for additional information on equity.
52    BROOKFIELD CORPORATION

LIQUIDITY
CORPORATE LIQUIDITY
We maintain significant liquidity at the corporate level. Our primary sources of liquidity, which we refer to as core liquidity1, consist of:
•cash and financial assets, net of other associated liabilities; and
•undrawn committed credit facilities.
We further assess overall liquidity inclusive of our Operating Businesses and our Wealth Solutions business because of their role in funding acquisitions both directly and through funds managed by our Asset Management business. On a group basis, we had $62 billion of core liquidity, including liquidity from corporate and perpetual affiliates, and $148 billion of total liquidity1, including third-party commitments available for drawdown in the private funds of our Asset Management business, as at June 30, 2024.
CAPITAL REQUIREMENTS
The Corporation has very few non-discretionary capital requirements. Our largest normal course capital requirement are our debt maturities and commitments into the funds managed by our Asset Management business. We do not have any debt maturities until January 2025, when approximately $500 million is due. Periodically, we will fund capital calls for our fund commitments, strategic acquisitions to expand our capabilities and seed new investment strategies.
At the perpetual affiliate level, the largest normal course capital requirements are debt maturities and the pro-rata share of private fund capital calls. New acquisitions are primarily funded through the private funds or perpetual affiliates that are managed by our Asset Management business. We endeavor to structure these entities so that they are self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation.
In the case of private funds in our Asset Management business, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by our perpetual affiliates as well as the Corporation. As at June 30, 2024, the Corporation has the following commitments in funds managed by our Asset Management business:

AS AT JUN. 30, 2024 (MILLIONS)
	Total Commitment	Funded Amount
Brookfield Strategic Real Estate Partners III	$2,750	$2,700
Brookfield Strategic Real Estate Partners IV	3,500	2,340
Brookfield Strategic Real Estate Partners V	3,000	—
Oaktree Opportunities Fund XI	750	638
Oaktree Opportunities Fund XII	750	—
	$10,750	$5,678
In the case of perpetual affiliates, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
At the asset level, we schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels. We refer to this as sustaining capital expenditures. The sustaining capital expenditure programs are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion.

1.See definition in Glossary of Terms beginning on page 58.
Q2 2024 Interim Report    53

CORE AND TOTAL LIQUIDITY
The following table presents core liquidity of the Corporation, perpetual affiliates and managed funds:

AS AT JUN. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	Corporate Liquidity[1]		Group Liquidity
	2024	2023	2024	2023
Cash and financial assets, net	$2,629	$2,013	$52,781	$29,161
Undrawn committed credit facilities	3,360	2,533	9,240	9,009
Core liquidity	5,989	4,546	62,021	38,170
Uncalled private fund commitments	—	—	85,966	85,658
Total liquidity[2]	$5,989	$4,546	$147,987	$123,828
1.Corporate cash and financial assets includes $1.4 billion of our proportionate share of our Asset Management business’ cash and financial assets as at June 30, 2024 (December 31, 2023 – $2.0 billion).
2.Includes $48 billion of liquidity held through our insurance portfolio (December 31, 2023 – $24 billion).
As at June 30, 2024, the Corporation’s core liquidity was $6.0 billion, consisting of $2.6 billion in cash and financial assets, inclusive of our proportionate share of our Asset Management business’ cash and financial assets, and $3.4 billion in undrawn credit facilities. The Corporation’s liquidity is readily available for use without any material tax consequences. We utilize this liquidity to support the activities of our perpetual affiliates and funding strategic transactions.
The Corporation has the ability to raise additional liquidity through the issuance of securities and the sale of holdings of listed investments within our perpetual affiliates and other investments on the following page. However, this is not included in our core liquidity as we are generally able to finance our operations and capital requirements through other means.
Corporate liquidity increased by $1.4 billion compared to the prior year due to an increase in cash and financial assets and additional capacity under our credit facilities.
The increase in cash and financial assets was primarily due to distributable earnings and net financing activities, partially offset by capital reinvested in our business and returned to shareholders in the form of dividends and share repurchases.
In the first six months of 2024, we had net financing activities of $2.7 billion related to our $750 million 30-year bond issuances in March 2024, the issuance of $450 million of 10-year bonds and the re-opening of $200 million of 30-year bonds in June 2024, and $1.9 billion in commercial paper issuances, net, partially offset by repayment of maturing terms notes. We also enhanced our corporate liquidity by upsizing our external credit facility capacity by over $800 million.
The following table shows the quoted market value of the company’s listed securities and annual cash distributions of the company’s operating businesses based on current distribution policies for each entity:

AS AT JUN. 30, 2024 (MILLIONS EXCEPT PER UNIT AMOUNTS)	Ownership %	Brookfield Owned Units	Distributions Per Unit[1]	Quoted Value[2]	Current Distributions (Current Rate)[3]	YTD Distributions (Actual)
Distributions from investments
Brookfield Renewable[4]	46%	302.4	$1.42	$7,615	$429	$214
Brookfield Infrastructure[5]	26%	207.1	1.62	5,764	336	168
Brookfield Business Partners[6]	66%	142.1	0.25	2,696	36	18
Brookfield Property Group	100%	n/a	n/a	n/a	1,627	738
Total					$2,428	$1,138
1.Based on current distribution policies.
2.Quoted value represents the value of Brookfield owned units as at market close on June 30, 2024.
3.Distributions (current rate) are calculated by multiplying units held as at June 30, 2024 by distributions per unit. Actual dividends may differ due to timing of dividend increases and payment of special dividends, which are not factored into the current rate calculation. See definition in Glossary of Terms beginning on page 58.
4.Brookfield owned units represent the combined units held in BEP and BEPC.
5.Brookfield owned units represent the combined units held in BIP and BIPC.
6.Brookfield owned units represent the combined units held in BBU and BBUC.

54    BROOKFIELD CORPORATION

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2024	2023	2024	2023
Operating activities	$698	$406	$1,016	$1,524
Financing activities	7,369	(228)	12,578	10,538
Investing activities	(8,329)	(862)	(13,202)	(14,164)
Change in cash and cash equivalents	$(262)	$(684)	$392	$(2,102)
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Operating Activities
Cash flows from operating activities totaled $698 million in the second quarter of 2024, a $292 million increase from the prior year quarter. Excluding the net change in non-cash working capital, cash flow from operating activities increased by $256 million versus the prior year quarter. Contributions from same-store growth and acquisitions, net of dispositions, over the last twelve months were partially offset by higher interest expense primarily due to incremental debt from refinancings and higher interest rates on floating rate debt.
Financing Activities
Net cash flows from financing activities totaled $7.4 billion in the second quarter of 2024 compared to outflows of $228 million in the prior year quarter, and primarily related to:
•non-recourse borrowings arranged by our subsidiaries, net of repayments of $7.4 billion;
•capital provided by non-controlling interests, net of capital repaid, of $1.5 billion;
•corporate borrowings arranged of $646 million; and
•commercial paper issuances, net of repayments, of $617 million; partially offset by
•cash distributions to non-controlling interests and shareholders of $2.2 billion;
•common shares repurchases of $284 million; and
•net repayments on non-recourse credit facilities of $238 million.
Investing Activities
Net cash flows used by investing activities were $8.3 billion in the second quarter of 2024 compared to $862 million in the prior year quarter, and mainly related to:
•acquisitions and additions to investment properties, net of dispositions, of $3.0 billion;
•acquisitions of financial assets and other, net of dispositions, of $2.2 billion;
•acquisitions and additions to PP&E, net of dispositions, of $1.9 billion; and
•acquisitions of equity accounted investments, net of dispositions, of $1.5 billion, primarily associated with investments in our Wealth Solutions business and acquisitions in our Infrastructure segment and our real estate LP investments within our Asset Management segment.
Refer to Note 4 Acquisitions of Consolidated Entities and Note 8 Equity Accounted Investments in the consolidated financial statements for further details.
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PART 5
ACCOUNTING POLICIES AND INTERNAL CONTROLS
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
OVERVIEW
We are a publicly held Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS.
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
The preparation of the consolidated financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. As we update the fair values of our investment property portfolios quarterly, with gains reflected in net income, we discuss judgments and estimates relating to the key valuation metrics in Note 11 of the 2023 audited consolidated financial statements and below.
For further reference on accounting policies, including new and revised standards issued by the IASB and judgments and estimates, see our accounting policies contained in Note 2 of the 2023 audited consolidated financial statements.
ACCOUNTING ESTIMATES
IFRS uses a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we: (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Due to the ownership structure of many of our subsidiaries, we control entities in which we hold only a minority economic interest. Please refer to Part 2 – Review of Consolidated Financial Results for additional information.
i.Investment Properties
We classify the majority of the property assets within our Real Estate segment as investment properties. Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. These valuations are updated at each balance sheet date with gains or losses recognized in net income.
The majority of underlying cash flows in the models are comprised of contracted leases, many of which are long term. As at June 30, 2024, our office portfolio (core and transitional and development) has a combined 89% occupancy level and an 8-year average lease life, while our retail portfolio (core and transitional and development) has a combined occupancy rate of 94%. The models also include property-level assumptions for renewal probabilities, future leasing rates and capital expenditures. These are reviewed as part of the business planning process and external market data is utilized when determining the cash flows associated with lease renewals. Additionally, each year we sell a number of assets, which also provides support for our valuations, as we typically contract at prices comparable to IFRS values.
56    BROOKFIELD CORPORATION

We test the outcome of our process by having a number of our properties externally appraised each year, including appraisals for core office properties, at least on a three-year rotating basis. These appraisals, along with market comparables and third-party valuation metric analyses, are used to support our internally-prepared valuations; significant differences are reconciled as they arise. During the six months ended June 30, 2024, we obtained 12 external appraisals of our operating properties representing $3 billion of assets; external appraisals were within 3% of management’s valuations.
The valuations are most sensitive to changes in cash flows, which include assumptions relating to lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs, discount rates and terminal capitalization rates. The key valuation metrics of our real estate assets as at June 30, 2024 and December 31, 2023 are summarized below.

AS AT JUN. 30, 2024 AND DEC. 31, 2023	Core		Transitional and development		LP investments		Weighted average
	2024	2023	2024	2023	2024	2023	2024	2023
Discount rate	6.2%	6.2%	8.0%	7.9%	8.6%	8.6%	8.0%	8.0%
Terminal capitalization rate	4.8%	4.8%	6.2%	6.2%	5.9%	5.8%	5.8%	5.7%
Investment horizon (years)	11	11	10	10	13	13	12	12
The following table presents the impact on the fair value of our consolidated investment properties as at June 30, 2024 from a 25-basis point change to the relevant unobservable inputs in isolation and does not present the impact on the fair value from other factors such as changes in cash flows or inflation. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate. These amounts represent the effect on all consolidated investment property assets within our consolidated financial statements on a pre-tax basis, including amounts attributed to non-controlling interests in our perpetual affiliates and private fund investments. The amounts attributable to shareholders may be significantly less than shown depending on ownership levels in the individual assets.

AS AT JUN. 30, 2024 (MILLIONS)	Fair Value	Sensitivity
Core	$18,620	$1,065
Transitional and development	22,461	861
LP Investments	81,426	3,440
Other investment properties	4,728	155
Total	$127,235	$5,521

MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
INTERNAL CONTROL OVER FINANCIAL REPORTING
No change in our internal control over financial reporting occurred during the three and six months ended June 30, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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GLOSSARY OF TERMS
The below summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
REFERENCES
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” refers to our business which is comprised of our Asset Management, Wealth Solutions and Operating Businesses.
We refer to investors in the Corporation as shareholders and we refer to investors in the private funds of our Asset Management business and perpetual affiliates as investors.
We use asset manager to refer to Brookfield Asset Management ULC which offers a variety of investment products to our investors:
•We have over 50 active funds across major asset classes: renewable power and transition, infrastructure, private equity, real estate and credit. These funds include core, credit, value-add and opportunistic closed-end funds and core long-life funds. We refer to these funds as the private funds of our Asset Management business.
•We refer to BEP, BEPC, BIP, BIPC, BBU, BBUC and BPG, as our perpetual affiliates.
•We refer to our public securities group as liquid strategies. This group manages fee-bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.
Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

• BAM – Brookfield Asset Management ULC	• BIPC – Brookfield Infrastructure Corporation
• BBU – Brookfield Business Partners L.P.	• BPG – Brookfield Property Group
• BBUC – Brookfield Business Corporation	• BPY – Brookfield Property Partners L.P.
• BEP – Brookfield Renewable Partners L.P.	• BNRE – Brookfield Reinsurance Ltd.
• BEPC – Brookfield Renewable Corporation	• Oaktree – Oaktree Capital Management
• BIP – Brookfield Infrastructure Partners L.P.	• AEL – American Equity Life
PERFORMANCE MEASURES
Definitions of performance measures, including IFRS, non-IFRS and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are IFRS or non-IFRS measures; the remainder are operating measures.
Assets under management (“AUM”) refers to the total fair value of assets that our Asset Management business manages, on a gross asset value basis, including assets for which this business earns management fees and those for which they do not. AUM is calculated as follows: (i) for investments that Brookfield consolidates for accounting purposes or actively manages, including investments in which Brookfield or a controlled investment vehicle is the largest shareholder or the primary operator or manager, at 100% of the investment’s total assets on a fair value basis; and (ii) for all other investments, at Brookfield’s or its controlled investment vehicle’s, as applicable, proportionate share of the investment’s total assets on a fair value basis. Our Asset Management business’s methodology for determining AUM may differ from the methodology employed by other alternative asset managers and Brookfield’s AUM presented herein may differ from our AUM reflected in other public filings and/or our Form ADV and Form PF.
58    BROOKFIELD CORPORATION

Base management fees, which are determined by contractual arrangements, are typically equal to a percentage of fee-bearing capital and are accrued quarterly. Base management fees, including private fund base fees and perpetual affiliate base fees, are IFRS measures.
Private fund base fees are typically earned on fee-bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life.
Perpetual affiliate base fees are earned on the total capitalization or net asset value of our perpetual affiliates, which includes our investment. Base fees for BEP include a quarterly fixed fee amount of $5 million, with additional fees of 1.25% on the increase in capitalization above their initial capitalization of $8 billion. Base fees for BIP and BBU are 1.25% of total capitalization. Base fees for BPG are 1.05% of net asset value, excluding its interests in private funds and investments which were held directly by Brookfield prior to the BPY privatization. Perpetual affiliate capitalization as at June 30, 2024, was as follows: BEP/BEPC – $22.9 billion; BIP/BIPC – $28.8 billion; BBU/BBUC – $6.8 billion; and BPG – $16.9 billion.
Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. Carry eligible capital includes both invested and uninvested (i.e., uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) if those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.
Carried interest is a contractual arrangement whereby we receive a fixed percentage of investment gains generated within a private fund provided that the investors receive a predetermined minimum return. Carried interest is typically paid towards the end of the life of a fund after the capital has been returned to investors and may be subject to “clawback” until all investments have been monetized and minimum investment returns are sufficiently assured.
Realized carried interest is an IFRS measure and represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.
Realized carried interest, net is a non-IFRS measure and represents realized carried interest after direct costs, which include employee expenses and cash taxes. A reconciliation of realized carried interest to realized carried interest, net, is shown below:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2024	2023
Realized carried interest[1]	$58	$245
Less: direct costs associated with realized carried interest	(8)	(73)
	50	172
Less: realized carried interest not attributable to Corporation	1	(2)
Realized carried interest, net	$51	$170
1.Includes $6 million of realized carried interest related to Oaktree (2023 – $12 million). For segment reporting, Oaktree’s revenue is shown on a 100% basis.
Consolidated capitalization is a non-IFRS measure that reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are accounted for following the equity method.
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Core liquidity represents the amount of cash, financial assets and undrawn credit lines at the Corporation, perpetual affiliates and directly held investments. We use core liquidity as a key measure of our ability to fund future transactions and capitalize on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our various businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
Total liquidity represents the sum of core liquidity and uncalled private fund commitments and is used to pursue new transactions.
Corporate capitalization represents the amount of debt issued by the Corporation, accounts payable and deferred tax liability in our Corporate Activities segment as well as our issued and outstanding common and preferred shares.
Debt to capitalization is determined as the aggregate of corporate borrowings and non-recourse borrowings divided by total capitalization. Draws on revolving facilities and commercial paper issuances are excluded from the debt to capitalization ratios as they are not permanent sources of capital.
Distributions (current rate) represents the distributions that we would receive during the next twelve months based on the current distribution rates of the investments that we currently hold. The dividends from our listed investments are calculated by multiplying the number of shares held by the most recently announced distribution policy. The yield on cash and financial assets portfolio is equal to an estimated 8% on the ending balance as of the end of the current period. Distributions on our unlisted investments are calculated based on the distributions received in the most recent fiscal year.
Distributable earnings (“DE”) is a non-IFRS measure that provides insight into earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested into the business. It is calculated as the sum of distributable earnings before realizations from our Asset Management business and our Wealth Solutions business, distributions received from our ownership of our Operating Businesses, realized carried interest and disposition gains from principal investments, net of Corporate Activities FFO, preferred share dividends and equity-based compensation costs.
Distributable earnings before realizations from our Asset Management business is comprised of fee-related earnings and other income (expenses), net of cash taxes and equity-based compensation costs from BAM, as well as FFO on direct investments.
Distributable earnings from our Wealth Solutions business is equivalent to its distributable operating earnings (“DOE”), which is calculated as net income from our Wealth Solutions business, excluding the impact of depreciation and amortization, deferred income taxes, net income from our equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of DOE from investments in associates.
Distributable earnings before realizations (“DE before realizations”) is DE excluding realized carried interest and disposition gains from principal investments. We use DE before realizations to provide additional insight regarding recurring DE of the business.

60    BROOKFIELD CORPORATION

The following table reconciles net income to DE, DE before realizations, FFO, and Operating FFO:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2024	2023	2024	2023
Net income (loss)	$(285)	$1,512	$234	$1,936
Financial statement components not included in FFO:
Equity accounted fair value changes and other non-FFO items[1]	444	703	1,073	1,507
Fair value changes and other	797	(62)	788	(100)
Depreciation and amortization	2,435	2,214	4,910	4,402
Deferred income taxes	(55)	(151)	(99)	(243)
Realized disposition gains in fair value changes or equity	1,153	283	1,179	399
Non-controlling interests in FFO[2]	(2,275)	(3,127)	(4,760)	(5,349)
Funds from operations	2,214	1,372	3,325	2,552
Less: total disposition gains	(1,221)	(416)	(1,322)	(628)
Less: realized carried interest, net	(51)	(170)	(234)	(376)
Operating funds from operations	942	786	1,769	1,548
Less: Operating FFO from BAM	(392)	(389)	(792)	(797)
Less: Operating FFO from Asset Management direct investments	(9)	25	3	6
Less: Operating FFO from Operating Businesses	(418)	(395)	(797)	(734)
Distributions from BAM	401	395	809	817
Distributions from Asset Management direct investments	235	209	448	454
Distributions from Operating Businesses	371	397	708	696
Add back: equity-based compensation costs	27	29	55	56
Preferred share dividends	(44)	(44)	(89)	(88)
Distributable earnings before realizations	1,113	1,013	2,114	1,958
Realized carried interest, net	51	170	234	376
Disposition gains from principal investments	963	4	995	10
Distributable earnings	$2,127	$1,187	$3,343	$2,344
1.Other non-FFO items correspond to amounts that are not directly related to revenue earning activities and are not normal or recurring items necessary for business operations. In addition, this adjustment is to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, we are able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to Brookfield.
We assess our segment performance using DE from our Asset Management segment, DOE from our Wealth Solutions business, NOI from our Real Estate segment, and FFO for all other segments as our key measures of financial performance and our segment measures of profit and loss. Refer to Note 3 Segmented Information in our consolidated financial statements for a reconciliation of net income to segment measures of profit or loss.
Economic ownership interest represents the company’s proportionate equity interest in our listed partnerships which can include redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable, as well as any units or shares issued in subsidiaries that are exchangeable for units in our listed partnerships (“exchange units”). REUs and exchange units share the same economic attributes as the Class A limited partnership units in all respects except for our redemption right, which the listed partnership can satisfy through the issuance of Class A limited partnership units. The REUs, general partnership units and exchange units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.

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Fee-bearing capital represents the capital committed, pledged or invested in the perpetual affiliates, private funds and liquid strategies that are managed by our Asset Management business which entitles that business to earn fee revenues. Fee-bearing capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts. When reconciling period amounts, we utilize the following definitions:
•Inflows include capital commitments and contributions to our private and liquid strategies funds and equity issuances in our perpetual affiliates.
•Outflows represent distributions and redemptions of capital from within the liquid strategies capital.
•Distributions represent quarterly distributions from perpetual affiliates as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within the private funds of our Asset Management business.
•Market valuation includes gains (losses) on portfolio investments, perpetual affiliates and liquid strategies based on market prices.
•Other includes changes in net non-recourse leverage included in the determination of perpetual affiliate capitalization and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.
Long-term private funds are long duration and closed-end in nature and include value-add and opportunistic strategies. Capital is typically committed for 10 years from the inception of the fund with two one-year extension options.
Perpetual strategies include capital in our perpetual affiliates and perpetual private funds, which includes core and core plus strategies that can continually raise new capital.
Liquid strategies represent publicly listed funds and separately managed accounts, focused on fixed income and equity securities across a number of difference sectors.
Fee-related earnings is a non-IFRS measure and is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our asset management activities. See the below table which reconciles fee revenues and fee-related earnings to revenue, the most comparable IFRS measure.
Fee revenues is a non-IFRS measure and includes base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation. The following table reconciles fee revenues and fee-related earnings to revenue, the most comparable IFRS measure:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2024	2023	2024	2023
Revenue	$23,050	$23,668	$45,957	$46,965
Add: fee revenues from Oaktree	320	299	638	588
Add: inter-segment and other fee revenues	(1,805)	(1,814)	(3,547)	(3,494)
Less: external revenues from consolidated subsidiaries other than BAM	(20,417)	(21,067)	(40,787)	(41,893)
Fee revenues	1,148	1,086	2,261	2,166
Direct costs	(535)	(507)	(1,068)	(1,011)
	613	579	1,193	1,155
Less: amounts attributable to other shareholders	(30)	(31)	(58)	(60)
Fee-related earnings	$583	$548	$1,135	$1,095

62    BROOKFIELD CORPORATION

Funds from operations (“FFO”) is a non-IFRS measure that includes the fees that we earn from our Asset Management business managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements, contracts that our Operating Businesses enter into such as leases and take or pay contracts and sales of inventory. FFO also includes the impact of changes in borrowings or the cost of borrowings as well as other costs incurred to operate our business. FFO also includes realized disposition gains and losses, which are defined in this glossary of terms.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key difference between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT is that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
Operating FFO is FFO excluding realized disposition gains. We use Operating FFO to provide additional insight regarding the recurring performance of the business.
Incentive distributions is an IFRS measure and is determined by contractual arrangements; incentive distributions are paid to our asset management business by BEP and BIP and represent a portion of distributions paid by perpetual affiliates above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.
A summary of our distribution hurdles and current distribution rates is as follows:

AS AT JUN. 30, 2024	Current Distribution Rate[1]	Distribution Hurdles (per unit)[2]			Incentive Distributions
Brookfield Infrastructure (BIP)[3]	$1.62	$0.49	/	$0.53	15% / 25%
Brookfield Renewable (BEP)[4]	1.42	0.80	/	0.90	15% / 25%
1.Current rate based on most recently announced distribution rates.
2.Incentive distributions equate to 18% and 33% of limited partner distribution increases over the first and second hurdles, respectively.
3.Incentive distributions from Brookfield Infrastructure are earned on distributions made by BIP and BIPC.
4.Incentive distributions from Brookfield Renewable are earned on distributions made by BEP and BEPC.
Invested capital consists of our perpetual investments, which include our interests in BAM and perpetual affiliates, other investments and corporate activities. Our invested capital provides us with FFO and cash distributions.
Invested capital, net consists of invested capital and leverage.
Leverage represents the amount of corporate borrowings and perpetual preferred shares held by the company.
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Long-term average (“LTA”) generation is used in our Renewable Power and Transition segment and is determined based on expected electrical generation from its assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, LTA generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for LTA. We compare LTA generation to actual generation levels to assess the impact on revenues and FFO of hydrology, wind generation levels and irradiance, which vary from one period to the next.
Net operating income (“NOI”) is a key measure of our Real Estate segment’s financial performance and is defined as property-specific revenues less direct operating expenses before the impact of depreciation and amortization. Refer to Note 3 Segmented Information in our consolidated financial statements for a reconciliation of net income to segment measures of profit or loss.
Performance fees is an IFRS measure. Performance fees are paid to our asset management business when it exceeds predetermined investment returns within BBU and BBUC and on certain liquid strategies portfolios. BBU and BBUC performance fees are accrued quarterly based on the volume-weighted average increase in BBU unit price over the previous threshold, whereas performance fees within liquid strategies funds are typically determined on an annual basis. Performance fees are not subject to clawback.
Proportionate basis generation is used in our Renewable Power and Transition segment to describe the total amount of power generated by facilities held by BEP, at BEP’s respective economic ownership interest percentage.
Realized disposition gains/losses is a component of FFO and includes gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods, presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.
Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior reporting period on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.
Unrealized carried interest is the change in accumulated unrealized carried interest from prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.
Accumulated unrealized carried interest is based on carried interest that would be receivable under the contractual formula at the period end date as if a fund was liquidated and all investments had been monetized at the values recorded on that date. We use this measure to provide insight into our potential to realize carried interest in the future. Details of components of our accumulated unrealized carried interest are included in the definition of unrealized carried interest below.
Accumulated unrealized carried interest, net is accumulated unrealized carried interest after direct costs, which include employee expenses and taxes at our share.
64    BROOKFIELD CORPORATION

Consolidated Financial Statements
CONSOLIDATED BALANCE SHEETS

(UNAUDITED) AS AT JUN. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	Note	2024	2023
Assets
Cash and cash equivalents	5	$11,249	$11,222
Other financial assets	5,6	30,614	28,324
Accounts receivable and other	5,6	28,965	28,512
Inventory	6	11,841	11,412
Assets classified as held for sale	7	4,129	2,489
Equity accounted investments	8	62,285	59,124
Investment properties	9	127,235	124,152
Property, plant and equipment	10	146,128	147,617
Intangible assets	4	37,172	38,994
Goodwill	4	34,270	34,911
Deferred income tax assets		3,426	3,338
Total assets		$497,314	$490,095

Liabilities and equity
Corporate borrowings	5,6	$14,823	$12,160
Accounts payable and other	5,6	57,255	58,893
Liabilities associated with assets classified as held for sale	7	538	118
Non-recourse borrowings of managed entities	5,6	227,693	221,550
Deferred income tax liabilities		24,420	24,987
Subsidiary equity obligations	5	5,021	4,145

Equity
Preferred equity		4,103	4,103
Non-controlling interests		122,229	122,465
Common equity	12	41,232	41,674
Total equity		167,564	168,242
Total liabilities and equity		$497,314	$490,095
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CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)		Three Months Ended		Six Months Ended
	Note	2024	2023	2024	2023
Revenues	13	$23,050	$23,668	$45,957	$46,965
Direct costs		(19,152)	(19,906)	(38,198)	(39,726)
Other income and gains		244	1,483	484	1,864
Equity accounted income	8	825	401	1,511	830
Expenses
Interest
Corporate borrowings		(181)	(154)	(354)	(290)
Non-recourse borrowings		(3,995)	(3,610)	(7,950)	(7,087)
Corporate costs		(19)	(23)	(36)	(37)
Fair value changes	14	(753)	62	(595)	100
Income taxes		(304)	(409)	(585)	(683)
Net income (loss)		$(285)	$1,512	$234	$1,936
Net income (loss) attributable to:
Shareholders		$43	$81	$145	$201
Non-controlling interests		(328)	1,431	89	1,735
		$(285)	$1,512	$234	$1,936
Net income per share:
Diluted	12	$0.00	$0.03	$0.04	$0.08
Basic	12	0.00	0.03	0.04	0.08
66    BROOKFIELD CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS)		Three Months Ended		Six Months Ended
	Note	2024	2023	2024	2023
Net income (loss)		$(285)	$1,512	$234	$1,936
Other comprehensive income (loss)
Items that may be reclassified to net income
Financial contracts and power sale agreements		25	786	387	426
Marketable securities		9	206	23	164
Equity accounted investments	8	696	170	356	24
Foreign currency translation		(1,071)	958	(2,251)	1,490
Income taxes		(27)	(81)	(29)	(58)
		(368)	2,039	(1,514)	2,046
Items that will not be reclassified to net income
Revaluation of property, plant and equipment	10	(87)	(25)	(126)	(54)
Revaluation of pension obligations		(1)	(7)	34	6
Equity accounted investments	8	19	(7)	18	14
Marketable securities		38	(9)	43	29
Income taxes		(107)	37	(83)	26
		(138)	(11)	(114)	21
Other comprehensive income (loss)		(506)	2,028	(1,628)	2,067
Comprehensive income (loss)		$(791)	$3,540	$(1,394)	$4,003
Attributable to:
Shareholders
Net income		$43	$81	$145	$201
Other comprehensive income (loss)		463	557	(68)	752
Comprehensive income		$506	$638	$77	$953

Non-controlling interests
Net income (loss)		$(328)	$1,431	$89	$1,735
Other comprehensive income (loss)		(969)	1,471	(1,560)	1,315
Comprehensive income (loss)		$(1,297)	$2,902	$(1,471)	$3,050

Q2 2024 Interim Report    67

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED) FOR THE THREE MONTHS ENDED JUN. 30, 2024 (MILLIONS)					Accumulated Other Comprehensive Income (Loss)
	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at March 31, 2024	$10,833	$111	$17,508	$4,356	$8,978	$(2,732)	$1,423	$40,477	$4,103	$124,450	$169,030
Changes in period:
Net income (loss)	—	—	43	—	—	—	—	43	—	(328)	(285)
Other comprehensive income (loss)	—	—	—	—	(19)	(217)	699	463	—	(969)	(506)
Comprehensive income (loss)	—	—	43	—	(19)	(217)	699	506	—	(1,297)	(791)
Shareholder distributions
Common equity	—	—	(124)	—	—	—	—	(124)	—	—	(124)
Preferred equity	—	—	(42)	—	—	—	—	(42)	—	—	(42)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,997)	(1,997)
Other items
Repurchases, net of equity issuances	(2)	(11)	(231)	—	—	—	—	(244)	—	1,519	1,275
Share-based compensation	—	9	(23)	—	—	—	—	(14)	—	—	(14)
Ownership changes	—	—	—	680	(6)	(1)	—	673	—	(446)	227
Total change in period	(2)	(2)	(377)	680	(25)	(218)	699	755	—	(2,221)	(1,466)
Balance as at June 30, 2024	$10,831	$109	$17,131	$5,036	$8,953	$(2,950)	$2,122	$41,232	$4,103	$122,229	$167,564
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

(UNAUDITED) FOR THE THREE MONTHS ENDED JUN. 30, 2023 (MILLIONS)					Accumulated Other Comprehensive Income (Loss)
	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at March 31, 2023	$10,849	$154	$17,747	$3,124	$9,493	$(2,717)	$1,310	$39,960	$4,103	$102,851	$146,914
Changes in period:
Net income	—	—	81	—	—	—	—	81	—	1,431	1,512
Other comprehensive income (loss)	—	—	—	—	(10)	253	314	557	—	1,471	2,028
Comprehensive income (loss)	—	—	81	—	(10)	253	314	638	—	2,902	3,540
Shareholder distributions
Common equity	—	—	(110)	—	—	—	—	(110)	—	—	(110)
Preferred equity	—	—	(41)	—	—	—	—	(41)	—	—	(41)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(2,777)	(2,777)
Other items
Repurchases, net of equity issuances	8	(5)	(28)	—	—	—	—	(25)	—	7,736	7,711
Share-based compensation	—	6	(3)	—	—	—	—	3	—	—	3
Ownership changes	—	—	—	685	(566)	(7)	(39)	73	—	270	343
Total change in period	8	1	(101)	685	(576)	246	275	538	—	8,131	8,669
Balance as at June 30, 2023	$10,857	$155	$17,646	$3,809	$8,917	$(2,471)	$1,585	$40,498	$4,103	$110,982	$155,583
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

68    BROOKFIELD CORPORATION

(UNAUDITED) FOR THE SIX MONTHS ENDED JUN. 30, 2024 (MILLIONS)					Accumulated Other Comprehensive Income (Loss)
	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2023	$10,879	$112	$18,006	$4,510	$8,958	$(2,477)	$1,686	$41,674	$4,103	$122,465	$168,242
Changes in period:
Net income	—	—	145	—	—	—	—	145	—	89	234
Other comprehensive income (loss)	—	—	—	—	(23)	(471)	426	(68)	—	(1,560)	(1,628)
Comprehensive income (loss)	—	—	145	—	(23)	(471)	426	77	—	(1,471)	(1,394)
Shareholder distributions
Common equity	—	—	(248)	—	—	—	—	(248)	—	—	(248)
Preferred equity	—	—	(84)	—	—	—	—	(84)	—	—	(84)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(3,757)	(3,757)
Other items
Repurchases, net of equity issuances	(48)	(20)	(647)	—	—	—	—	(715)	—	5,159	4,444
Share-based compensation	—	17	(41)	—	—	—	—	(24)	—	—	(24)
Ownership changes and other	—	—	—	526	18	(2)	10	552	—	(167)	385
Total change in period	(48)	(3)	(875)	526	(5)	(473)	436	(442)	—	(236)	(678)
Balance as at June 30, 2024	$10,831	$109	$17,131	$5,036	$8,953	$(2,950)	$2,122	$41,232	$4,103	$122,229	$167,564
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans, the impact of the adoption of IFRS 17 and equity accounted other comprehensive income, net of associated income taxes.

					Accumulated Other Comprehensive Income (Loss)
(UNAUDITED) FOR THE SIX MONTHS ENDED JUN. 30, 2023 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2022	$10,901	$148	$18,006	$2,959	$9,522	$(2,826)	$898	$39,608	$4,145	$98,138	$141,891
Changes in period:
Net income	—	—	201	—	—	—	—	201	—	1,735	1,936
Other comprehensive income (loss)	—	—	—	—	(10)	380	382	752	—	1,315	2,067
Comprehensive income (loss)	—	—	201	—	(10)	380	382	953	—	3,050	4,003
Shareholder distributions
Common equity	—	—	(220)	—	—	—	—	(220)	—	—	(220)
Preferred equity	—	—	(82)	—	—	—	—	(82)	—	—	(82)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(5,773)	(5,773)
Other items
Repurchases, net of equity issuances	(44)	(5)	(252)	—	—	—	—	(301)	(42)	15,214	14,871
Share-based compensation	—	12	(7)	—	—	—	—	5	—	—	5
Ownership changes	—	—	—	850	(595)	(25)	305	535	—	353	888
Total change in period	(44)	7	(360)	850	(605)	355	687	890	(42)	12,844	13,692
Balance as at June 30, 2023	$10,857	$155	$17,646	$3,809	$8,917	$(2,471)	$1,585	$40,498	$4,103	$110,982	$155,583
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

Q2 2024 Interim Report    69

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS)		Three Months Ended		Six Months Ended
	Note	2024	2023	2024	2023
Operating activities
Net income (loss)		$(285)	$1,512	$234	$1,936
Other income and gains		(244)	(1,483)	(484)	(1,864)
Equity accounted earnings, net of distributions		(196)	(63)	(410)	(21)
Fair value changes	14	753	(62)	595	(100)
Depreciation and amortization		2,435	2,214	4,910	4,402
Deferred income taxes		(55)	(151)	(99)	(243)
Investments in residential inventory		(129)	56	(211)	34
Net change in non-cash working capital balances		(1,581)	(1,617)	(3,519)	(2,620)
		698	406	1,016	1,524
Financing activities
Corporate borrowings arranged		646	550	1,389	550
Corporate borrowings repaid		(200)	—	(571)	—
Commercial paper and bank borrowings, net		617	662	1,924	1,635
Non-recourse borrowings arranged		32,043	19,042	54,147	38,509
Non-recourse borrowings repaid		(24,676)	(18,490)	(38,487)	(31,326)
Non-recourse credit facilities, net		238	(5,867)	(5,505)	(6,233)
Subsidiary equity obligations, net		(2)	(6)	(10)	(7)
Deposits from related parties		97	—	685	—
Deposits provided to related parties		(118)	(675)	(573)	(1,000)
Capital provided by non-controlling interests		2,935	8,194	8,300	16,618
Capital repaid to non-controlling interests		(1,416)	(458)	(3,141)	(1,404)
Repayment of lease liabilities		(345)	(211)	(803)	(416)
Receipt (settlement) of deferred consideration		(5)	(7)	88	(29)
Preferred equity redemptions		—	—	—	(22)
Common shares issued		2	2	10	46
Common shares repurchased		(284)	(36)	(786)	(308)
Distributions to non-controlling interests		(1,997)	(2,777)	(3,757)	(5,773)
Distributions to shareholders		(166)	(151)	(332)	(302)
		7,369	(228)	12,578	10,538
Investing activities
Acquisitions
Investment properties		(3,228)	(1,819)	(4,825)	(4,393)
Property, plant and equipment		(2,385)	(1,651)	(5,286)	(3,203)
Equity accounted investments		(1,732)	(1,457)	(2,360)	(5,022)
Financial assets and other		(3,865)	(19,673)	(5,455)	(42,833)
Acquisition of subsidiaries, net of cash acquired		(88)	(93)	(804)	(5,314)
Dispositions
Investment properties		252	463	384	520
Property, plant and equipment		510	265	702	506
Equity accounted investments		201	2,134	831	2,386
Financial assets and other		1,676	19,811	3,242	41,412
Disposition of subsidiaries, net of cash disposed		158	1,295	245	1,670
Restricted cash and deposits		172	(137)	124	107
		(8,329)	(862)	(13,202)	(14,164)
Cash and cash equivalents
Change in cash and cash equivalents		(262)	(684)	392	(2,102)
Net change in cash classified within assets held for sale		(44)	(46)	(65)	(54)
Foreign exchange revaluation		(187)	108	(300)	187
Balance, beginning of period		11,742	13,049	11,222	14,396
Balance, end of period		$11,249	$12,427	$11,249	$12,427
70    BROOKFIELD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    ORGANIZATION AND CAPITAL MANAGEMENT
Brookfield Corporation (the “Corporation”) is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The Corporation is listed on the New York and Toronto stock exchanges (“NYSE” and “TSX”, respectively) under the symbol BN. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the Corporation is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, M5J 2T3.
Capital Management
The company utilizes the Corporation’s capital to manage the business in a number of ways, including operating performance, value creation, credit metrics and capital efficiency. The performance of the Corporation’s capital is closely tracked and monitored by the company’s key management personnel and evaluated relative to management’s objectives. The primary goal of the company is to earn a 15%+ return compounded over the long term while always maintaining excess capital to support ongoing operations.
The Corporation’s capital consists of the capital invested in its Asset Management business, including investments in entities that it manages, its Wealth Solutions business, its corporate investments that are held outside of managed entities, and its net working capital. The Corporation’s capital is funded with common equity, preferred equity and corporate borrowings issued by the Corporation.
As at June 30, 2024, the Corporation’s capital totaled $60.4 billion (December 31, 2023 – $58.2 billion), and is computed as follows:

AS AT JUN. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	2024	2023
Cash and cash equivalents	$112	$134
Other financial assets	4,408	4,004
Common equity in investments	55,649	53,523
Other assets and liabilities of the Corporation	219	506
Corporation’s Capital	$60,388	$58,167
Corporation’s Capital is comprised of the following:
Common equity	$41,232	$41,674
Preferred equity	4,103	4,103
Non-controlling interest	230	230
Corporate borrowings	14,823	12,160
	$60,388	$58,167
The Corporation generates returns on its capital through management fees and performance revenues earned through its Asset Management business, distributable earnings from its Wealth Solutions business, distributions or dividends earned from its capital invested in managed entities, and through performance of the Corporation’s financial assets. Prudent levels of corporate borrowings and preferred equity are utilized to enhance returns to shareholders’ common equity.
Q2 2024 Interim Report    71

A reconciliation of the Corporation’s capital to the company’s consolidated balance sheet as at June 30, 2024 is as follows:

AS AT JUN. 30, 2024 (MILLIONS)	The Corporation	Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$112	$11,137	$—	$11,249
Other financial assets	4,408	26,206	—	30,614
Accounts receivable and other[1]	1,404	28,538	(977)	28,965
Inventory	—	11,841	—	11,841
Assets classified as held for sale	—	4,129	—	4,129
Equity accounted investments	2,407	59,878	—	62,285
Investment properties	18	127,217	—	127,235
Property, plant and equipment	131	145,997	—	146,128
Intangible assets	83	37,089	—	37,172
Goodwill	—	34,270	—	34,270
Deferred income tax assets	374	3,052	—	3,426
Accounts payable and other[1]	(3,769)	(54,463)	977	(57,255)
Liabilities associated with assets classified as held for sale	—	(538)	—	(538)
Deferred income tax liabilities	(427)	(23,993)	—	(24,420)
Subsidiary equity obligations	(2)	(5,019)	—	(5,021)
Total	4,739	405,341	—	410,080
Common equity in investments[2]	55,649	—	(55,649)	—
Corporation’s Capital	60,388	405,341	(55,649)	410,080
Less:
Corporate borrowings	14,823	—	—	14,823
Non-recourse borrowings of managed entities	—	227,693	—	227,693
Amounts attributable to preferred equity	4,103	—	—	4,103
Amounts attributable to non-controlling interests	230	121,999	—	122,229
Common equity	$41,232	$55,649	$(55,649)	$41,232
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $977 million and $977 million, respectively, between entities within the Corporation and its investments.
2.Represents the carrying value of the Corporation’s investments.
Common equity in investments is a measure routinely evaluated by our company’s key management personnel and represents the net equity in our consolidated financial statements outside of our Corporate Activities. This measure is equal to the sum of the common equity in our Asset Management, Wealth Solutions, Renewable Power and Transition, Infrastructure, Private Equity, and Real Estate operating segments.
72    BROOKFIELD CORPORATION

A reconciliation of the Corporation’s capital to the company’s consolidated balance sheet as at December 31, 2023 is as follows:

AS AT DEC. 31, 2023 (MILLIONS)	The Corporation	Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$134	$11,088	$—	$11,222
Other financial assets	4,004	24,320	—	28,324
Accounts receivable and other[1]	1,191	27,836	(515)	28,512
Inventory	—	11,412	—	11,412
Assets classified as held for sale	—	2,489	—	2,489
Equity accounted investments	2,081	57,043	—	59,124
Investment properties	21	124,131	—	124,152
Property, plant and equipment	144	147,473	—	147,617
Intangible assets	84	38,910	—	38,994
Goodwill	—	34,911	—	34,911
Deferred income tax assets	489	2,849	—	3,338
Accounts payable and other[1]	(3,383)	(56,025)	515	(58,893)
Liabilities associated with assets classified as held for sale	—	(118)	—	(118)
Deferred income tax liabilities	(117)	(24,870)	—	(24,987)
Subsidiary equity obligations	(4)	(4,141)	—	(4,145)
Total	4,644	397,308	—	401,952
Common equity in investments[2]	53,523	—	(53,523)	—
Corporation’s Capital	58,167	397,308	(53,523)	401,952
Less:
Corporate borrowings	12,160	—	—	12,160
Non-recourse borrowings of managed entities	—	221,550	—	221,550
Amounts attributable to preferred equity	4,103	—	—	4,103
Amounts attributable to non-controlling interests	230	122,235	—	122,465
Common equity	$41,674	$53,523	$(53,523)	$41,674
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $515 million and $515 million, respectively, between entities within the Corporation and its investments.
2.Represents the carrying value of the Corporation’s investments.
Q2 2024 Interim Report    73

2.    MATERIAL ACCOUNTING POLICY INFORMATION
a)Statement of Compliance
The consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2023, except as disclosed below.
The consolidated financial statements should be read in conjunction with the most recently issued consolidated financial statements of the company for the year ended December 31, 2023 which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s accounting policies were presented in Note 2, Material Accounting Policy Information, of the consolidated financial statements for the year ended December 31, 2023 that were included in that report.
The consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.
The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The consolidated financial statements were authorized for issuance by the Board of Directors of the company on August 7, 2024.
b)    Estimates
The preparation of the interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the company’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Material Accounting Policy Information, of the company’s consolidated financial statements for the year ended December 31, 2023 and have been consistently applied in the preparation of the interim financial statements as of and for the three and six months ended June 30, 2024.
c)    Adoption of Accounting Standards
The company has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2024. The new standards were applied as follows:
i.    Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The company adopted the IAS 1 amendments effective January 1, 2024 and reclassified $20.7 billion of non-recourse borrowings of managed entities in our Real Estate segment and our real estate LP Investments within our Asset Management segment from current to non-current as at December 31, 2023.
ii.    International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12)
The Corporation operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. The Corporation will recognize the top-up tax as a current tax as and when it is incurred but has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection the global minimum top-up tax. There is no material current tax impact for the quarter ended June 30, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the Corporation.
d)    Future Changes in Accounting Standards
There are currently no future changes to IFRS with expected material impacts on the Corporation.
74    BROOKFIELD CORPORATION

3.    SEGMENTED INFORMATION
a)    Operating Segments
Our operations are organized into six business groups in addition to our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. Our operating segments are as follows:
The Corporation:
i.Corporate Activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.
Asset Management:
i.The Asset Management business includes managing long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest. We also include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within the results of our Asset Management business. These investments include flagship real estate private funds that are managed by BAM with long-term track records of earning strong returns, as well as capital invested in other real estate and private equity funds managed by BAM, opportunistic credit funds managed by Oaktree, and other investments.
Wealth Solutions:
i.The Wealth Solutions business includes our equity accounted interest in Brookfield Reinsurance Ltd. (“BNRE”), a leading wealth solutions provider focused on securing the financial futures of individuals and institutions through a range of wealth protection products, retirement services and tailored capital solutions.
Operating Businesses:
i.The Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, utility-scale solar power generating assets, distributed energy, and sustainable solutions.
ii.The Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, and data assets.
iii.The Private Equity business includes a broad range of industries, and is mostly focused on ownership and operations in the business and industrial services sector.
iv.    The Real Estate business includes the ownership, operation and development of core and transitional and development investments (including residential development properties).
b)    Segment Financial Measures
For our Asset Management and Wealth Solutions segments, we primarily measure operating performance using distributable earnings (“DE”). Net operating income (“NOI”) is the key performance metric for our Real Estate segment, and Funds from Operations (“FFO”) is used for our other operating segments. We also provide the amount of capital invested by the Corporation in each segment using common equity.
These metrics are used by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis.
Our segment financial measures are defined as follows:
i.    Distributable Earnings
DE from our Asset Management segment is defined as the earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested in the business. It is calculated as the sum of distributable earnings from our Asset Management business and realized carried interest, net of equity-based compensation costs. DE from our Asset Management segment includes fees, net of the associated costs, that we earn from managing capital in our perpetual affiliates, private funds and liquid strategies accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. Our Asset Management segment distributes substantially all of its distributable earnings as a dividend to its shareholders; therefore, DE represents our profitability from our Asset Management segment. We do not use DE as a measure of cash generated from our operations.
Q2 2024 Interim Report    75

Distributable earnings from our Wealth Solutions business is equivalent to its distributable operating earnings (“DOE”), which is calculated as our share of equity accounted net income from our Wealth Solutions business, excluding the impact of depreciation and amortization, deferred income taxes, net income from our equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of DOE from investments in associates.
ii.    Net Operating Income
NOI from our Real Estate segment is defined as: i) property-specific revenues from our commercial properties operations less direct commercial property expenses before the impact of depreciation and amortization; and ii) revenues from our hospitality operations less direct hospitality expenses before the impact of depreciation and amortization. NOI represents an income-generating property’s profitability before adding costs from financing or taxes, and is a strong indication of our Real Estate business’ ability to impact the operating performance of its properties through proactive management and leasing. Depreciation and capital expenditures are excluded from NOI as we believe that the value of most of our properties typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. We do not use NOI as a measure of cash generated from our operations.
iii.    Funds from Operations
We define FFO from our Corporate Activities segment and our Operating Businesses, excluding the Real Estate business, as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.
FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
We illustrate how we reconcile the financial measure for each operating segment to net income in Note 3(c)(ii) and 3(c)(iii) of the consolidated financial statements.
Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets when reviewing our deconsolidated balance sheet because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.
Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s Asset
76    BROOKFIELD CORPORATION

Management segment with the corresponding expenses recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts between the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions that would otherwise be included within its Corporate Activities segment, such as information technology and internal audit, pursuant to formal policies.
c)    Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2024 (MILLIONS)	Asset Management	Wealth Solutions[2,3]	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Corporate Activities	Total	Note
External revenues	$2,633	n/a	$1,549	$5,246	$12,128	$1,393	$101	$23,050
Inter-segment and other revenues[1]	1,003	n/a	—	(1)	24	10	(40)	996	i
Segmented revenues	3,636	n/a	1,549	5,245	12,152	1,403	61	24,046
DE	696	292	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO[1]	n/a	n/a	139	140	189	n/a	785	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	803	n/a	n/a	ii
Common equity	18,100	8,990	4,166	2,344	3,236	23,729	(19,333)	41,232
1.We equity account for our investment in Oaktree and include our share of the FFO at our ownership of 73%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended June 30, 2024, $346 million of Oaktree’s revenue was included in our Asset Management segment revenue.
2.We equity account for our investment in BNRE, and as such do not generate consolidated external or inter-segment revenues.
3.Our common equity in our Wealth Solutions business includes $1.7 billion of distributable operating earnings retained in this business since inception.

AS AT DEC. 31, 2023 AND FOR THE THREE MONTHS ENDED JUN. 30, 2023 (MILLIONS)	Asset Management	Wealth Solutions[3]	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Corporate Activities	Total	Note
External revenues	$2,601	n/a	$1,540	$4,354	$13,628	$1,495	$50	$23,668
Inter-segment and other revenues[1]	1,180	n/a	—	1	(5)	10	26	1,212	i
Segmented revenues	3,781	n/a	1,540	4,355	13,623	1,505	76	24,880
DE	777	160	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO[1]	n/a	n/a	143	243	121	n/a	(133)	n/a	ii
NOI[2]	n/a	n/a	n/a	n/a	n/a	781	n/a	n/a	ii
Common equity	19,484	6,144	4,887	2,537	3,291	22,413	(17,082)	41,674
1.We equity account for our investment in Oaktree and include our share of the FFO at our ownership of 68%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended June 30, 2023, $333 million of Oaktree’s revenue was included in our Asset Management segment revenue.
2.For comparability, we have excluded property management and development fees of $44 million for the three months ended June 30, 2023 as they are no longer recognized in NOI.
3.We equity account for our investment in BNRE, and as such do not generate consolidated external or inter-segment revenues.

FOR THE SIX MONTHS ENDED JUN. 30, 2024 (MILLIONS)	Asset Management	Wealth Solutions[2]	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Corporate Activities	Total	Note
External revenues	$5,170	n/a	$3,084	$10,525	$24,295	$2,721	$162	$45,957
Inter-segment and other revenues[1]	2,472	n/a	—	1	38	19	(83)	2,447	i
Segmented revenues	7,642	n/a	3,084	10,526	24,333	2,740	79	48,404
DE	1,534	565	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO[1]	n/a	n/a	230	282	406	n/a	572	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	1,630	n/a	n/a	ii
1.We equity account for our investment in Oaktree and include our share of the FFO at our ownership of 73%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the six months ended June 30, 2024, $1.2 billion of Oaktree’s revenue was included in our Asset Management segment revenue.
2.We equity account for our investment in BNRE, and as such do not generate consolidated external or inter-segment revenues.

FOR THE SIX MONTHS ENDED JUN. 30, 2023 (MILLIONS)	Asset Management	Wealth Solutions[3]	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Corporate Activities	Total	Note
External revenues	$5,072	n/a	$2,903	$8,638	$27,364	$2,918	$70	$46,965
Inter-segment and other revenues[1]	2,597	n/a	—	3	40	18	26	2,684	i
Segmented revenues	7,669	n/a	2,903	8,641	27,404	2,936	96	49,649
DE	1,655	305	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO[1]	n/a	n/a	226	375	370	n/a	(280)	n/a	ii
NOI[2]	n/a	n/a	n/a	n/a	n/a	1,591	n/a	n/a	ii
1.We equity account for our investment in Oaktree and include our share of the FFO at our ownership of 68%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the six months ended June 30, 2023, $982 million of Oaktree’s revenue was included in our Asset Management segment revenue.
2.For comparability, we have excluded property management and development fees of $111 million for the six months ended June 30, 2023 as they are no longer recognized in NOI.
3.We equity account for our investment in BNRE, and as such do not generate consolidated external or inter-segment revenues.
Q2 2024 Interim Report    77

i.Inter-Segment Revenues
For the three months ended June 30, 2024, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by Oaktree totaling $1.0 billion (2023 – $1.2 billion), revenues earned on construction projects between consolidated entities totaling $26 million (2023 – $6 million), and other adjustments totaling a net loss of $33 million (2023 – net income of $27 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
For the six months ended June 30, 2024, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by Oaktree totaling $2.5 billion (2023 – $2.6 billion), revenues earned on construction projects between consolidated entities totaling $43 million (2023 – $54 million), and other revenues totaling a net loss of $68 million (2023 – net income of $33 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
ii.    Reconciliation of Net Income to Segment Measures of Profit or Loss
The following table reconciles net income to the total of the segments’ measures of profit or loss.

		Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Note	2024	2023	2024	2023
Net income (loss)		$(285)	$1,512	$234	$1,936
Add/(Deduct):
Equity accounted fair value changes and other non-FFO items		444	703	1,073	1,507
Fair value changes		753	(62)	595	(100)
Depreciation and amortization		2,435	2,214	4,910	4,402
Deferred income taxes		(55)	(151)	(99)	(243)
Realized disposition gains in fair value changes or equity	iii	1,153	283	1,179	399
Non-controlling interests on above items		(2,275)	(3,127)	(4,760)	(5,349)
Real Estate segment disposition gains		(173)	(283)	(194)	(345)
Real Estate segment adjustments and other, net[1]		1,047	1,003	2,281	2,035
Total segments’ measures of profit or loss[2]		$3,044	$2,092	$5,219	$4,242
1.Primarily comprised of Real Estate segment interest expense and corporate costs, net of investment income and other, net of non-controlling interests, as well as development costs on early stage projects in our Renewable Power and Transition segment.
2.Comprised of DE from our Asset Management and Wealth Solutions segments, FFO from our Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments, and NOI from our Real Estate segment.
iii.     Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period, adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets sold. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of an entity which was consolidated before and after the respective transaction.
Within FFO, the realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $1.2 billion and $1.2 billion for the three and six months ended June 30, 2024, respectively (2023 – $283 million and $399 million, respectively).

78    BROOKFIELD CORPORATION

d)    Geographic Allocation
The company’s revenues by location are as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2024	2023	2024	2023
U.S.	$6,337	$6,900	$12,720	$13,852
U.K.	5,558	5,915	11,076	11,401
Canada	2,475	2,614	4,653	5,232
Australia	1,646	1,483	3,109	2,957
Brazil	1,325	1,385	2,676	2,698
India	860	729	1,769	1,405
Colombia	633	557	1,295	1,087
Germany	543	511	1,131	1,032
Other Europe	2,268	2,297	4,613	4,708
Other Asia	800	682	1,664	1,452
Other	605	595	1,251	1,141
	$23,050	$23,668	$45,957	$46,965
The company’s consolidated assets by location are as follows:

AS AT JUN. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	2024	2023
U.S.	$222,988	$211,947
Canada	49,407	50,899
U.K.	36,450	36,289
Australia	26,605	27,599
Brazil	26,466	29,306
India	23,643	23,093
Germany	15,581	15,636
Colombia	12,394	13,344
Other Europe	45,722	45,583
Other Asia	20,441	21,149
Other	17,617	15,250
	$497,314	$490,095
Q2 2024 Interim Report    79

4.    ACQUISITIONS OF CONSOLIDATED ENTITIES
The following table summarizes the balance sheet impact as a result of business combinations that occurred in the six months ended June 30, 2024.

AS AT JUN. 30, 2024 (MILLIONS)	Infrastructure	Private Equity and Other	Total
Cash and cash equivalents	$95	$4	$99
Accounts receivable and other	134	43	177
Assets classified as held for sale	270	—	270
Property, plant and equipment	2,444	34	2,478
Intangible assets	288	43	331
Goodwill	—	45	45
Total assets	3,231	169	3,400
Less:
Accounts payable and other	(1,582)	(37)	(1,619)
Liabilities associated with assets classified as held for sale	(70)	—	(70)
Non-recourse borrowings	—	(13)	(13)
Deferred income tax liabilities	(205)	(8)	(213)
Non-controlling interests[1]	—	(4)	(4)
	(1,857)	(62)	(1,919)
Net assets acquired[2]	$1,374	$107	$1,481
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
2.Net assets acquired is typically equal to total consideration. Total consideration includes amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
During the six months ended June 30, 2024, Brookfield acquired $3.4 billion of total assets and assumed $1.9 billion of total liabilities through business combinations. Total consideration transferred for the business combinations was $910 million. The valuations of the assets acquired are still under evaluation and as such the business combinations have been accounted for on a provisional basis. No material changes were made to provisional allocations.
Infrastructure
On January 12, 2024, a subsidiary of the company, alongside institutional partners, completed the acquisition of Cyxtera Technologies Inc. (“Cyxtera”), a data center portfolio in the U.S., through its U.S. retail colocation data center operation subsidiary. The subsidiary has an effective 29% interest in Cyxtera. The total consideration paid for the business was $803 million, and a bargain purchase gain of $571 million was recorded in fair value changes. No goodwill was recognized.
80    BROOKFIELD CORPORATION

5.    RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
a) Risk Management
The company’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. We use financial instruments primarily to manage these risks.
There have been no material changes to the company’s financial risk exposure or risk management activities since December 31, 2023. Please refer to Note 26 of the December 31, 2023 audited consolidated financial statements for a detailed description of the company’s financial risk exposure and risk management activities.
b) Financial Instruments
The following tables list the company’s financial instruments by their carrying value and fair value as at June 30, 2024 and December 31, 2023:

	2024		2023
AS AT JUN. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$11,249	$11,249	$11,222	$11,222
Other financial assets
Government bonds	1,416	1,416	1,600	1,600
Corporate bonds	4,593	4,593	2,441	2,441
Fixed income securities and other	9,788	9,788	9,198	9,198
Common shares and warrants	4,488	4,488	5,181	5,181
Loans and notes receivable	10,329	10,329	9,904	9,904
	30,614	30,614	28,324	28,324
Accounts receivable and other	19,539	19,539	19,464	19,464
	$61,402	$61,402	$59,010	$59,010
Financial liabilities
Corporate borrowings	$14,823	$13,856	$12,160	$11,350
Non-recourse borrowings of managed entities
Property-specific borrowings	211,031	210,159	205,336	205,003
Subsidiary borrowings	16,662	16,347	16,214	16,030
	227,693	226,506	221,550	221,033
Accounts payable and other	47,696	47,696	50,009	50,009
Subsidiary equity obligations	5,021	5,021	4,145	4,145
	$295,233	$293,079	$287,864	$286,537
Q2 2024 Interim Report    81

c) Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2024			2023
AS AT JUN. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$80	$1,336	$—	$25	$1,575	$—
Corporate bonds	—	1,686	726	—	1,662	777
Fixed income securities and other	494	969	5,416	455	958	4,903
Common shares and warrants	612	1,367	2,509	857	1,309	3,015
Loans and notes receivables	—	29	16	—	46	17
	1,186	5,387	8,667	1,337	5,550	8,712
Accounts receivable and other	4	3,257	66	6	2,520	89
	$1,190	$8,644	$8,733	$1,343	$8,070	$8,801
Financial liabilities
Accounts payable and other	$5	$4,179	$3,086	$9	$5,119	$3,259
Subsidiary equity obligations	—	2	145	4	—	259
	$5	$4,181	$3,231	$13	$5,119	$3,518
Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Jun. 30, 2024	Valuation Techniques and Key Inputs
Other financial assets	$5,387	Valuation models based on observable market data
Derivative assets/Derivative liabilities (accounts receivable/accounts payable)	3,257 / (4,179)	Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

		Energy derivatives – quoted market prices, or in their absence internal valuation models, corroborated with observable market data
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

82    BROOKFIELD CORPORATION

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Jun. 30, 2024	Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Corporate bonds	$726	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Fixed income securities and other	5,416	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Common shares and warrants	2,509	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
		Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decreases) fair value
			• Term to maturity	• Increases (decreases) in term to maturity increase (decrease) fair value
Derivative assets/ Derivative liabilities (accounts receivable/payable)	66 / (3,086)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Limited-life funds (subsidiary equity obligations)	(145)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value
			• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value
Q2 2024 Interim Report    83

The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 for the periods ended June 30, 2024:

	Three Months Ended		Six Months Ended
AS AT AND FOR THE PERIODS ENDED JUN. 30, 2024 (MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance, beginning of period	$8,376	$3,292	$8,801	$3,518
Fair value changes in net income	74	(125)	154	(399)
Fair value changes in other comprehensive income[1]	94	134	51	129
Transfers in	—	—	6	—
Transfers out	4	4	(622)	(48)
Additions, net of disposals	185	(74)	343	31
Balance, end of period	$8,733	$3,231	$8,733	$3,231
1.Includes foreign currency translation.
During the six months ended June 30, 2024, $622 million of financial assets primarily in our real estate LP investments included within our Asset Management segment were transferred out of Level 3 financial assets. Transfers out of Level 3 were a result of prior year loans secured by a multifamily asset portfolio in the U.S. that was subsequently acquired out of foreclosure and is being reported as investment properties in the current period. No other significant transfers were made between Levels 1, 2, or 3 during the periods ended June 30, 2024 and 2023.
6.    CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a)    Assets

AS AT JUN. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	Other Financial Assets		Accounts Receivable and Other		Inventory
	2024	2023	2024	2023	2024	2023
Current portion	$6,954	$5,670	$19,946	$20,263	$7,375	$7,060
Non-current portion	23,660	22,654	9,019	8,249	4,466	4,352
	$30,614	$28,324	$28,965	$28,512	$11,841	$11,412
b)    Liabilities

AS AT JUN. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	Accounts Payable and Other		Corporate Borrowings		Non-Recourse Borrowings of Managed Entities[2]
	2024	2023	2024	2023	2024	2023
Current portion[1]	$32,445	$33,414	$2,455	$608	$32,089	$36,856
Non-current portion	24,810	25,479	12,368	11,552	195,604	184,694
	$57,255	$58,893	$14,823	$12,160	$227,693	$221,550
1.Current portion of corporate borrowings includes $2.0 billion (December 31, 2023 – $31 million) of short-term commercial paper and revolving facility draws. Our commercial paper program is backed by our revolving credit facility, which matures in June 2029.
2.The company adopted the IAS 1 amendments effective January 1, 2024 and reclassified $20.7 billion of non-recourse borrowings of managed entities in our Real Estate segment and our real estate LP Investments within our Asset Management segment from current to non-current as at December 31, 2023.
84    BROOKFIELD CORPORATION

7.    HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale:

AS AT JUN. 30, 2024 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate (Core and Transitional & Development)[1]	Real Estate (LP Investments) and Other[1]	Total
Assets
Cash and cash equivalents	$16	$—	$3	$3	$53	$75
Accounts receivable and other	7	9	2	69	68	155
Investment properties	—	—	—	1,781	901	2,682
Property, plant and equipment	387	85	103	2	442	1,019
Intangible assets	—	171	—	—	4	175
Other long-term assets	2	5	—	—	—	7
Deferred income tax assets	—	—	3	—	13	16
Assets classified as held for sale	$412	$270	$111	$1,855	$1,481	$4,129
Liabilities
Accounts payable and other	$96	$26	$8	$75	$168	$373
Non-recourse borrowings of managed entities	77	—	—	—	18	95
Deferred income tax liabilities	—	44	—	—	26	70
Liabilities associated with assets classified as held for sale	$173	$70	$8	$75	$212	$538
1.Real Estate core and transitional and development investments are included in our Real Estate segment. Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
As at June 30, 2024, assets held for sale primarily include:
•Six office assets, six retail assets, three hospitality assets, one multifamily asset, and one logistics asset in the U.S. and one hospitality asset in South Korea. These assets are held within our Real Estate segment and our real estate LP investments included within our Asset Management segment;
•A 67 MW portfolio of wind assets in the U.K., a 90 MW portfolio of hydroelectric assets in Brazil, and a 6 MW distributed generation asset in the U.S. within our Renewable Power and Transition segment; and
•A data center in the U.S. within our Infrastructure segment.
For the six months ended June 30, 2024, we disposed of $981 million and $133 million of assets and liabilities, respectively, primarily related to the sale of a partial interest in a core office building in the Middle East and the sales of several multifamily assets and a hospitality asset in the U.S.
8.    EQUITY ACCOUNTED INVESTMENTS
The following table presents the change in the balance of investments in associates and joint ventures:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2024 (MILLIONS)
Balance, beginning of period	$59,124
Additions, net of disposals[1]	3,325
Share of comprehensive income	1,885
Distributions received	(1,101)
Returns of capital	(210)
Foreign currency translation and other	(738)
Balance, end of period	$62,285
1.Includes assets sold and amounts reclassified to held for sale, as well as changes in accounting basis.

Additions, net of disposals of $3.3 billion during the period primarily relate to incremental capital invested in BNRE in the form of Brookfield Asset Management Ltd. shares in connection with BNRE’s acquisition of American Equity Life in the second quarter of 2024, as well as additions within our Infrastructure segment in the first half of 2024.
Q2 2024 Interim Report    85

9.    INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2024 (MILLIONS)
Fair value, beginning of period	$124,152
Additions	5,975
Dispositions[1]	(1,138)
Changes in basis of accounting	113
Fair value changes	(137)
Foreign currency translation and other	(1,730)
Fair value, end of period[2]	$127,235
1.Includes assets sold and amounts reclassified to held for sale.
2.As at June 30, 2024, the ending balance includes $4.7 billion of right-of-use investment properties (December 31, 2023 – $4.8 billion).
Investment properties include the company’s office, retail, multifamily and other properties. Additions of $6.0 billion primarily relate to the purchase of two multifamily asset portfolios in the U.S. and a Brazil logistics portfolio within our real estate LP investments included in our Asset Management segment, and enhancement of existing assets during the period.
The following table presents our investment properties measured at fair value:

AS AT JUN. 30, 2024 (MILLIONS)
Core	$18,620
Transitional and development	22,461
LP Investments	81,426
Other investment properties	4,728
$127,235
Significant unobservable inputs (Level 3) are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis[1]	• Future cash flows – primarily driven by net operating income	• Increases (decreases) in future cash flows increase (decrease) fair value	•Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	•Increases (decreases) in discount rate decrease (increase) fair value	•Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization rate	•Increases (decreases) in terminal capitalization rate decrease (increase) fair value	•Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates
	• Investment horizon	•Increases (decreases) in the investment horizon decrease (increase) fair value	•Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
1.Certain investment properties are valued using the direct capitalization method instead of a discounted cash flow model. Under the direct capitalization method, a capitalization rate is applied to estimated current year cash flows.
The company’s investment properties are diversified by asset type, asset class, geography and market. Therefore, there may be mitigating factors in addition to those noted above, such as changes to assumptions that vary in direction and magnitude across different geographies and markets.
86    BROOKFIELD CORPORATION

The following table summarizes the key valuation metrics of the company’s investment properties:

AS AT JUN. 30, 2024	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)
Core	6.2%	4.8%	11
Transitional and development[1]	8.0%	6.2%	10
LP Investments[1]	8.6%	5.9%	13
Other investment properties[2]	7.4%	n/a	n/a
1.The rates presented are for investment properties valued using the discounted cash flow method. These rates exclude multifamily, triple net lease, student housing, manufactured housing and other investment properties valued using the direct capitalization method.
2.Other investment properties include investment properties held in our Infrastructure segment and direct investments within our Asset Management segment.
10.    PROPERTY, PLANT AND EQUIPMENT
The company’s property, plant and equipment relates to the operating segments as shown below:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2024 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate (Core and Transitional & Development)[2]	Real Estate (LP Investments) and Other[2]	Total
Balance, beginning of period	$66,351	$48,546	$15,835	$345	$16,540	$147,617
Additions	1,623	1,921	1,606	20	385	5,555
Acquisitions through business combinations	—	2,444	30	—	4	2,478
Dispositions and assets reclassified as held for sale	(573)	(599)	(574)	(3)	(664)	(2,413)
Depreciation expense	(1,038)	(1,409)	(836)	(21)	(347)	(3,651)
Foreign currency translation and other	(2,191)	(585)	(510)	(8)	(164)	(3,458)
Total change	(2,179)	1,772	(284)	(12)	(786)	(1,489)
Balance, end of period[1]	$64,172	$50,318	$15,551	$333	$15,754	$146,128
1.Our ROU PP&E assets include $718 million (December 31, 2023 – $757 million) in our Renewable Power and Transition segment, $4.5 billion (December 31, 2023 – $3.6 billion) in our Infrastructure segment, $1.3 billion (December 31, 2023 – $1.3 billion) in our Private Equity segment, $86 million (December 31, 2023 – $86 million) in our core and transitional and development investments within our Real Estate segment and $1.0 billion (December 31, 2023 – $1.1 billion) within our Asset Management segment totaling $7.6 billion (December 31, 2023 – $6.8 billion) of ROU assets.
2.Real Estate core and transitional and development investments are included in our Real Estate segment. Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
Q2 2024 Interim Report    87

11.    SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARIES
Brookfield Finance Inc. (“BFI”) was incorporated on March 31, 2015 under the Business Corporations Act (Ontario) and is a subsidiary of the Corporation. Historically, we have also issued debt securities through other subsidiaries, including Brookfield Finance LLC (“BFL”) and Brookfield Finance I (UK) PLC (“BF U.K.”). As at June 30, 2024, BFI is the issuer of the following series of notes (together with BFL and BF U.K. as co-obligors, as noted below):
•$500 million of 4.25% notes due in 2026;
•$550 million of 4.70% notes due in 2047;
•$350 million of 4.70% notes due in 2047;
•$650 million of 3.90% notes due in 2028;
•$1.0 billion of 4.85% notes due in 2029;
•$600 million of 4.35% notes due in 2030;
•$150 million of 4.35% notes due in 2030;
•$500 million of 3.50% notes due in 2051;
•$400 million of 4.625% subordinated notes due in 2080;
•$500 million of 2.724% notes due in 2031;
•$250 million of 3.50% notes due in 2051;
•$400 million of 3.90% notes due in 2028;
•$400 million of 3.625% notes due in 2052;
•$700 million of 6.35% notes due in 2034;
•$950 million of 5.968% notes due in 2054;
•$450 million of 5.675% notes due in 2035;
•$600 million of 3.45% notes due in 2050 (BFL co-obligor); and
•$600 million of 2.34% notes due in 2032 (BF U.K. co-obligor).
In addition, Brookfield Finance II Inc. (“BFI II”) is the issuer of C$1.0 billion of 5.431% notes due in 2032, Brookfield Capital Finance LLC (the “US LLC Issuer”) is the issuer of $550 million of 6.087% notes due in 2033, and BF U.K. is the issuer of $230 million of 4.50% perpetual subordinated notes.
BFL is a Delaware limited liability company formed on February 6, 2017 and is a subsidiary of the Corporation. The US LLC Issuer is a Delaware limited liability company formed on August 12, 2022 and a subsidiary of the Corporation. BFI II was incorporated on September 24, 2020 under the Business Corporations Act (Ontario) and is a subsidiary of the Corporation. Brookfield Finance (Australia) Pty Ltd (“BF AUS”) was incorporated on September 24, 2020 under the Corporations Act 2001 (Commonwealth of Australia) and is a subsidiary of the Corporation. BF U.K. (collectively with BFI, BFI II, BFL, BF AUS, and the US LLC Issuer, the “Debt Issuers”) was incorporated on September 25, 2020 under the U.K. Companies Act 2006 and is a subsidiary of the Corporation. Brookfield Finance II LLC (“BFL II”) was formed on September 24, 2020 under the Delaware Limited Liability Company Act and is a subsidiary of the Corporation. The Debt Issuers are consolidated subsidiaries of the Corporation that may offer and sell debt securities. BFL II is a consolidated subsidiary of the Corporation that may offer and sell preferred shares representing limited liability company interests. Any debt securities issued by the Debt Issuers are, or will be, fully and unconditionally guaranteed as to payment of principal, premium (if any), interest and certain other amounts by the Corporation. Any preferred shares representing limited liability company interests issued by BFL II will be fully and unconditionally guaranteed as to payment of distributions when due, amounts due on redemption, and amounts due on the liquidation, dissolution or winding-up of BFL II, in each case by the Corporation.
The US LLC Issuer, BFI II, BFL, BFL II, BF AUS and BF U.K. have no independent activities, assets or operations other than in connection with any securities that they may issue.
88    BROOKFIELD CORPORATION

Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the real estate, renewable power and infrastructure sectors, as well as a portfolio of preferred shares issued by the Corporation’s subsidiaries. The Corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by BIC. As at June 30, 2024, C$20 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder.
The following tables contain summarized financial information of the Corporation, BFI, BFI II, BFL, BFL II, BF AUS, BF U.K., the US LLC Issuer, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2024 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$876	$506	$18	$—	$—	$—	$4	$11	$48	$26,365	$(4,778)	$23,050
Net income (loss) attributable to shareholders	43	403	8	—	—	—	3	—	23	3,379	(3,816)	43
Total assets	83,824	12,221	734	—	—	—	160	552	4,009	563,015	(167,201)	497,314
Total liabilities	38,489	10,523	729	2	—	—	1	549	3,490	318,480	(42,513)	329,750
Non-controlling interest – preferred equity	—	—	—	—	—	—	230	—	—	—	—	230

AS AT DEC. 31, 2023 AND FOR THE THREE MONTHS ENDED JUN. 30, 2023 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$700	$77	$(6)	$—	$—	$—	$—	$2	$47	$25,856	$(3,008)	$23,668
Net income (loss) attributable to shareholders	81	(9)	(15)	—	—	—	—	—	(7)	2,080	(2,049)	81
Total assets	77,567	10,813	757	—	—	—	160	552	4,165	561,498	(165,417)	490,095
Total liabilities	31,790	8,793	752	2	—	—	1	549	3,546	320,691	(44,271)	321,853
Non-controlling interest –preferred equity	—	—	—	—	—	—	230	—	—	—	—	230

FOR THE SIX MONTHS ENDED JUN. 30, 2024 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$1,735	$600	$44	$—	$—	$—	$8	$22	$97	$50,706	$(7,255)	$45,957
Net income (loss) attributable to shareholders	145	402	24	—	—	—	7	—	56	4,971	(5,460)	145

FOR THE SIX MONTHS ENDED JUN. 30, 2023 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$1,285	$153	$3	$—	$—	$—	$4	$2	$93	$50,705	$(5,280)	$46,965
Net income (loss) attributable to shareholders	201	(19)	(17)	—	—	—	4	—	2	3,499	(3,469)	201
1.This column accounts for investments in all subsidiaries of the Corporation under the equity method.
2.This column accounts for investments in all subsidiaries of the Corporation other than BFI, BFI II, BFL, BFL II, BF AUS, BF U.K., the US LLC Issuer and BIC on a combined basis.
3.This column includes the necessary amounts to present the company on a consolidated basis.
Q2 2024 Interim Report    89

12.     EQUITY
Common Equity
The company’s common equity is comprised of the following:

AS AT JUN. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	2024	2023
Common shares	$10,831	$10,879
Contributed surplus	109	112
Retained earnings	17,131	18,006
Ownership changes	5,036	4,510
Accumulated other comprehensive income	8,125	8,167
Common equity	$41,232	$41,674
The company is authorized to issue an unlimited number of Class A Limited Voting Shares ("Class A shares") and 85,120 Class B Limited Voting Shares ("Class B shares"). The company’s Class A shares and Class B shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of Class A and Class B shares, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
The holders of the company’s Class A shares and Class B shares received cash dividends during the second quarter of 2024 of $0.08 per share (2023 – $0.07 per share).
The number of issued and outstanding Class A and Class B shares and unexercised options are as follows:

AS AT JUN. 30, 2024 AND DEC. 31, 2023	2024	2023
Class A shares[1]	1,508,146,799	1,523,372,339
Class B shares	85,120	85,120
Shares outstanding[1]	1,508,231,919	1,523,457,459
Unexercised options, other share-based plans[2] and exchangeable shares of affiliate	88,896,428	91,632,045
Total diluted shares	1,597,128,347	1,615,089,504
1.Net of 100,610,227 Class A shares held by the company in respect of long-term compensation agreements as at June 30, 2024 (December 31, 2023 – 81,849,805).
2.Includes management share option plan and escrowed stock plan.
The authorized common share capital consists of an unlimited number of Class A shares and 85,120 Class B shares. Shares issued and outstanding changed as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30	2024	2023	2024	2023
Outstanding, beginning of period[1]	1,512,906,498	1,564,393,929	1,523,457,459	1,573,371,868
Issued (Repurchased)
Issuances	658,243	1,380	1,594,541	262,361
Repurchases	(7,098,910)	(1,189,664)	(20,313,372)	(11,676,545)
Long-term share ownership plans[2]	1,752,920	643,650	3,467,385	1,826,185
Dividend reinvestment plan and other	13,168	17,597	25,906	83,023
Outstanding, end of period[3]	1,508,231,919	1,563,866,892	1,508,231,919	1,563,866,892
1.Net of 93,511,317 Class A shares held by the company in respect of long-term compensation agreements as at March 31, 2024 (March 31, 2023 – 70,740,647) and 81,849,805 as at December 31, 2023 (December 31, 2022 – 62,910,220).
2.Includes management share option plan and restricted stock plan.
3.Net of 100,610,227 Class A shares held by the company in respect of long-term compensation agreements as at June 30, 2024 (June 30, 2023 – 71,921,167).

90    BROOKFIELD CORPORATION

Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2024	2023	2024	2023
Net income attributable to shareholders	$43	$81	$145	$201
Preferred share dividends	(42)	(41)	(84)	(82)
Net income available to shareholders	1	40	61	119
Dilutive impact of exchangeable shares	—	—	—	—
Net income available to shareholders including dilutive impact of exchangeable shares	$1	$40	$61	$119

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2024	2023	2024	2023
Weighted average – Class A and Class B shares	1,509.6	1,564.0	1,514.3	1,568.2
Dilutive effect of conversion of options and escrowed shares using treasury stock method and exchangeable shares of affiliate	26.4	14.4	24.4	14.6
Class A and Class B shares and share equivalents	1,536.0	1,578.4	1,538.7	1,582.8
Share-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) generally vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Class A shares. The exercise price is equal to the market price at the grant date. During the three months ended June 30, 2024, the company did not grant any stock options. During the six months ended June 30, 2024, the company granted 1.2 million stock options at a weighted average exercise price of $40.03. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 35.0% volatility, a weighted average expected dividend yield of 1.0% annually, a risk-free rate of 4.2% and a liquidity discount of 25%.
The company previously established an Escrowed Stock Plan (“ESP”) whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Class A shares and therefore the escrowed shares represent an interest in the underlying Class A shares. The escrowed shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than 10 years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the three months ended June 30, 2024, the company did not grant any stock options. During the six months ended June 30, 2024, the company granted 16.4 million escrowed shares at a weighted average price of $40.03. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average term of 7.5-year term, 35.0% volatility, a weighted average expected dividend yield of 1.0% annually, a risk-free rate of 4.2% and a liquidity discount of 25%.

Q2 2024 Interim Report    91

13.    REVENUES
We perform a disaggregated analysis of revenues considering the nature, amount, timing and uncertainty of revenues. This includes disclosure of our revenues by segment and type, as well as a breakdown of whether revenues from goods or services are recognized at a point in time or delivered over a period of time.
a)    Revenue by Type

FOR THE THREE MONTHS ENDED JUN. 30, 2024 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$1,416	$—	$1,443	$4,568	$11,301	$702	$19,430
Other revenue	1,217	101	106	678	827	691	3,620
	$2,633	$101	$1,549	$5,246	$12,128	$1,393	$23,050

FOR THE SIX MONTHS ENDED JUN. 30, 2024 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$2,679	$—	$2,937	$9,186	$22,664	$1,369	$38,835
Other revenue	2,491	162	147	1,339	1,631	1,352	7,122
	$5,170	$162	$3,084	$10,525	$24,295	$2,721	$45,957

FOR THE THREE MONTHS ENDED JUN. 30, 2023 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$1,416	$—	$1,289	$4,111	$12,815	$763	$20,394
Other revenue	1,185	50	251	243	813	732	3,274
	$2,601	$50	$1,540	$4,354	$13,628	$1,495	$23,668

FOR THE SIX MONTHS ENDED JUN. 30, 2023 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$2,648	$—	$2,574	$8,199	$25,938	$1,432	$40,791
Other revenue	2,424	70	329	439	1,426	1,486	6,174
	$5,072	$70	$2,903	$8,638	$27,364	$2,918	$46,965
b)    Timing of Recognition of Revenue from Contracts with Customers

FOR THE THREE MONTHS ENDED JUN. 30, 2024 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$411	$95	$—	$9,457	$454	$10,417
Services transferred over a period of time	1,005	1,348	4,568	1,844	248	9,013
	$1,416	$1,443	$4,568	$11,301	$702	$19,430

FOR THE SIX MONTHS ENDED JUN. 30, 2024 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$806	$182	$—	$19,046	$872	$20,906
Services transferred over a period of time	1,873	2,755	9,186	3,618	497	17,929
	$2,679	$2,937	$9,186	$22,664	$1,369	$38,835

FOR THE THREE MONTHS ENDED JUN. 30, 2023 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$502	$37	$4	$10,149	$502	$11,194
Services transferred over a period of time	914	1,252	4,107	2,666	261	9,200
	$1,416	$1,289	$4,111	$12,815	$763	$20,394

FOR THE SIX MONTHS ENDED JUN. 30, 2023 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$917	$95	$4	$20,726	$937	$22,679
Services transferred over a period of time	1,731	2,479	8,195	5,212	495	18,112
	$2,648	$2,574	$8,199	$25,938	$1,432	$40,791

92    BROOKFIELD CORPORATION

14.    FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2024	2023	2024	2023
Investment properties	$(224)	$224	$(137)	$778
Transaction related income, net of expenses	(137)	(88)	291	(422)
Financial contracts	81	144	138	227
Impairment and provisions	(77)	(73)	(150)	(132)
Other fair value changes	(396)	(145)	(737)	(351)
	$(753)	$62	$(595)	$100
Q2 2024 Interim Report    93

Shareholder Information

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Corporation
Brookfield Place, 181 Bay Street, Suite 100
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
E: bn.enquiries@brookfield.com
www.bn.brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
TSX Trust Company
301 - 100 Adelaide Street West
Toronto, ON M5H 4H1
T: 1-800-387-0825 (North America)
    416-682-3860 (outside North America)
F: 1-888-249-6189 (North America)
    514-985-8843 (outside North America)
E: shareholderinquiries@tmx.com
www.tsxtrust.com

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2023 Annual Report is available in French on request from the company and is filed with and available through SEDAR+ at www.sedarplus.ca.

Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate exactly two weeks (or 14 days) prior to the payment date for the dividend.

Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the U.S. to receive their dividends in the form of newly issued Class A shares.

Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which board lots of Class A Shares have traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant Investment Date[1] on which at least one board lot of Class A Shares has traded, as reported by the New York Stock Exchange (the “NYSE VWAP”).

Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant Investment Date.

Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BN	New York
	BN	Toronto
Class A Preference Shares
Series 2	BN.PR.B	Toronto
Series 4	BN.PR.C	Toronto
Series 13	BN.PR.K	Toronto
Series 17	BN.PR.M	Toronto
Series 18	BN.PR.N	Toronto
Series 24	BN.PR.R	Toronto
Series 26	BN.PR.T	Toronto
Series 28	BN.PR.X	Toronto
Series 30	BN.PR.Z	Toronto
Series 32	BN.PF.A	Toronto
Series 34	BN.PF.B	Toronto
Series 36	BN.PF.C	Toronto
Series 37	BN.PF.D	Toronto
Series 38	BN.PF.E	Toronto
Series 40	BN.PF.F	Toronto
Series 42	BN.PF.G	Toronto
Series 44	BN.PF.H	Toronto
Series 46	BN.PF.I	Toronto
Series 48	BN.PF.J	Toronto
Series 51	BN.PF.K	Toronto
Series 52	BN.PF.L	Toronto

1 “Investment Date” means each dividend payment date upon which cash dividends paid on all Class A Shares registered in the name of a shareholder, net of any applicable withholding taxes, are reinvested.

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	15 days prior to the payment date	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44, 46 and 48	15th day of March, June, September and December	Last day of March, June, September and December
Series 51	Last day of each month	12th day of following month
Series 52	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors.
2.    If the Record Date is not a business day, the Record Date will be the previous business day.
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day.

94    BROOKFIELD CORPORATION

Board of Directors and Officers
BOARD OF DIRECTORS

M. Elyse Allan, C.M. Former President and Chief Executive Officer, General Electric Canada Company Inc. and former Vice-President, General Electric Company	Janice Fukakusa, C.M., F.C.P.A., F.C.A. Former Chief Administrative Officer and Chief Financial Officer, Royal Bank of Canada	Rafael Miranda Former Chief Executive Officer, Endesa, S.A.
Jeffrey M. Blidner Vice Chair, Brookfield Corporation	Maureen Kempston Darkes, O.C., O.ONT. Former President, Latin America, Africa and Middle East, General Motors Corporation	Lord O’Donnell Chair, Frontier Economics Ltd.
Angela F. Braly Former Chair of the Board, President and Chief Executive Officer, WellPoint, Inc. (now known as Elevance Health, Inc.)	Brian D. Lawson Vice Chair, and former Chief Financial Officer, Brookfield Corporation	Hutham S. Olayan Chair of The Olayan Group and former President and CEO of Olayan America
Jack L. Cockwell, C.M. Chair, Brookfield Partners Foundation	Howard S. Marks Co-chair, Oaktree Capital Management, L.P.	Diana L. Taylor Former Superintendent of Banks for the State of New York and investment banker
Bruce Flatt Chief Executive Officer, Brookfield Corporation and Brookfield Asset Management Ltd.	Hon. Frank J. McKenna, P.C., O.C., O.N.B. Chair, Brookfield Corporation and Deputy Chair, TD Bank Group
Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
Bruce Flatt, Chief Executive Officer
Nicholas Goodman, President and Chief Financial Officer

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Brookfield incorporates sustainable development practices within our corporation.
This document was printed in Canada using vegetable-based inks on FSC® stock.
Q2 2024 Interim Report    95

BROOKFIELD CORPORATION

Brookfield.com

NYSE: BN
TSX: BN

BROOKFIELD CORPORATE OFFICES

United States

Brookfield Place
250 Vesey Street
15th Floor
New York, NY
10281-0221
+1.212.417.7000

Canada

Brookfield Place
181 Bay Street, Suite 100
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom

One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44.20.7659.3500

Australia

Brookfield Place
Level 19
10 Carrington Street
Sydney, NSW 2000
+61.2.9158.5100

Brazil

Avenida das Nações Unidas,
14.401
Parque da Cidade-Torre Paineira
15° andar
São Paulo–SP
CEP 04794-000
+55 (11) 2540.9150

United Arab Emirates

Level 24, ICD Brookfield Place
Al Mustaqbal Street, DIFC
P.O. Box 507234
Dubai
+971.4.597.0100

India

Unit 1
4th Floor, Godrej BKC
Bandra Kurla Complex
Mumbai 400 051
+91.22.6600.0700

China

Unit 01, 11F
Tower C, One East
No. 768 South Zhongshan 1st Road
Huangpu District, Shanghai
200023
+86.21.2306.0700

OAKTREE CORPORATE OFFICES

United States

333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
+1.213.830.6300

United States

1301 Avenue of the Americas
34th Floor
New York, NY 10019
+1.212.284.1900

United Kingdom

Verde
10 Bressenden Place
London SW1E 5DH
+44.20.7201.4600

Hong Kong

Suite 2001, 20/F
Champion Tower
3 Garden Road
Central
+852.3655.6800

REGIONAL OFFICES (BROOKFIELD & OAKTREE)

North America

Bermuda
Brentwood
Calgary
Chicago
Houston
Los Angeles
Stamford
Vancouver

South America

Bogotá
Lima

Europe / Middle East

Amsterdam
Dublin
Frankfurt
Luxembourg
Madrid
Paris
Stockholm
Dubai
Riyadh

Asia Pacific

Sydney
Beijing
Hong Kong
Shanghai
Seoul
Singapore
Tokyo